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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to _______________________

Commission file number 0-29546

AMERICA MINERAL FIELDS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

St. George’s House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class “A” Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 32,132,816 Class “A” Common Shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes       No

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17        Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes         No

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GLOSSARY OF TERMS

Anomaly	A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and may have the potential to be of economic value.

Anticline	A fold that is convex upward, or that had such attitude at some stage of its development.

Arsenopyrite	A sulfide ore with composition FeAsS.

Bornite	Common copper sulfide mineral with composition Cu5FeS4.

Chalcopyrite	The most common copper sulfide mineral with composition CuFeS2.

Covellite	A copper sulfide mineral with composition CuS.

Feasibility Study	A comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.

Galena	The most common lead ore with composition PbS.

Gangue	The worthless minerals in an ore deposit.

Geophysics	The study of physical properties of rocks and minerals.

Hydrothermal	A hot fluid, largely water, presumed to have been released from a magma.

Kundelugan system	Part of the Proterozoic eon of geological time extending from about 950 million years ago to about 650 million years ago.

Malachite	A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. (Cu2CO3(OH)2).

Massive Sulfides	A rock composed of at least 60% sulfide material.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Mineralization, Mineralized material, mineralized deposits or Deposit	A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineral Deposit	A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

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Mineral Reserve	Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 — STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE “CIM”) STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

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Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource	Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 — STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

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A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mobile Metal Ion (MMI) Geochemistry	An advanced surface exploration technique for finding mineralized deposits using samples collected from the A horizon of soils.

Molybdenite	The primary ore of molybdenum with chemical composition MoS2.

Polymetallic	A material made up of several metals.

Pseudomalachite	Malachite whose outward crystal form is that of another mineral species.

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Pyrite	The most common and widely distributed sulfide mineral with composition FeS2.

Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Renierite	A sulfide mineral with contained copper, zinc and germanium. (Cu,Zn)11(Ge,As)2Fe4S16.

Solvent Extraction Electro-Winning (SX-EW)	A metallurgical technique, so far applied only to copper and copper-cobalt ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

Sphalerite	The most common zinc mineral with composition ZnS.

Stratiform	A mineralized deposit having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.

Tailings	Material rejected from a mill after the recoverable valuable materials have been extracted.

Tenorite	A copper oxide mineral with composition CuO.

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company at October 31, 2002 as filed with the applicable Canadian Securities regulators.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for the Kolwezi Tailings Project, the Kipushi Project, Angolan diamond exploration and Zambia base metals exploration. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that the deposit may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Democratic Republic of Congo, Angola and Zambia, and the policies of other nations towards companies

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doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of reserves, such statements reflect the conclusion, based on certain assumptions, that the mineral deposit may be economically exploitable.

Some of the important risks and uncertainties that could affect forward-looking statements as described further in this document under headings “Risk Factors”, “Business Overview”, “Property plants and equipment” and “Operating and Financial Review and Prospects”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

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PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

A.    Directors and Senior Management.

Not Applicable

B.    Advisers.

Not Applicable

C.    Auditors.

Not Applicable

Item 2.     Offer Statistics and Expected Timetable.

Not Applicable

Item 3.     Key Information.

A.    Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company (stated in thousands of U.S. dollars, except numbers of shares and per share amounts), prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The tables also summarize certain corresponding information prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”). Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 14 to the Consolidated Financial Statements of the Company.

The information in the tables was extracted from the more detailed financial statements of the Company for the years presented, which have been audited by KPMG LLP, Chartered Accountants.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report. The Company’s fiscal period ends on October 31 of each year.

The following is a summary of certain selected financial information for the Company’s most recently completed fiscal year and for the Company’s four preceding fiscal years.

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Canadian GAAP

All in $1,000’s except number of shares and per share amounts	Audited (Fiscal year ended October 31)
	2002	2001	2000	1999	1998

Working capital (deficiency):	$1,948	$5,376	$8,601	$11,846	$9,646
Revenues:	$—	$—	$—	$—	$—
Net earnings (loss):	$(3,533)	$(2,791)	$(7,899)	$(6,216)	$(4,228)
Basic and diluted earnings (loss) per share:	$(0.11)	$(0.09)	$(0.25)	$(0.19)	$(0.15)
Total assets:	$7,180	$13,205	$18,830	$27,241	$26,482
Net Assets	$6,862	$10,395	$13,186	$21,076	$20,417
Long term debt (1)	$—	$—	$—	$—	$450
Total Current Liabilities:	$317	$1,657	$2,397	$2,243	$1,582
Share capital	$39,243	$39,243	$39,243	$39,234	$32,359
Number of shares	32,132,816	32,197,351	32,197,351	32,182,351	28,446,229
Retained earnings (deficit):	$(32,381)	$(28,848)	$(26,057)	$(18,158)	$(11,942)

(1) Includes the current portion of the long-term debt.

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Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on mineral properties under exploration or development until such time as it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled for U.S. GAAP. See Note 14 to the Consolidated Financial Statements of the Company.

U.S. GAAP

All in $1,000’s except number of shares and per share amounts	Audited (Fiscal year ended October 31)
	2002	2001	2000	1999	1998

Working capital (deficiency):	$1,948	$5,376	$8,601	$11,846	$9,646
Revenues:	$—	$—	$—	$—	$—
Net earnings (loss):	$(2,318)	$(2,941)	$(5,650)	$(6,816)	$(7,125)
Basic and diluted earnings (loss) per share:	$(0.07)	$(0.09)	$(0.18)	$(0.24)	$(0.26)
Total assets:	$2,311	$7,121	$12,884	$19,047	$18,888
Net Assets	$1,993	$4,311	$7,240	$12,882	$12,823
Long term debt (1):	$—	$—	$—	$—	$450
Total Current Liabilities:	$317	$1,657	$2,397	$2,243	$1,582
Share capital	$41,043	$41,043	$41,031	$41,022	$34,147
Number of shares	32,132,816	32,197,351	32,197,351	32,182,351	28,446,229
Retained earnings (deficit):	$(39,050)	$(36,731)	$(33,791)	$(28,140)	$(21,324)

(1) Includes the current portion of the long-term debt.

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of the Company are presented in accordance with Canadian GAAP.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

The Company’s accounts are maintained in U.S. dollars. In this Annual Report, all dollar amounts are expressed in U.S. dollars except where otherwise indicated.

The following tables set forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of

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the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low
February 2003	1.4880	1.5315
January 2003	1.5220	1.5750
December 2002	1.5478	1.5800
November 2002	1.5562	1.5903
October 2002	1.5610	1.5943
September 2002	1.5637	1.5863

The high, low, average and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Corporation’s Fiscal Year Ended October 31
	2002	2001	2000	1999	1998
High	1.5108	1.4933	1.4350	1.4433	1.4005
Low	1.6128	1.5905	1.5311	1.5298	1.5770
Average	1.5718	1.5411	1.4771	1.4858	1.4831
Period End	1.5610	1.5905	1.5273	1.4720	1.5432

On March 4, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$$1.4775.

B.    Capitalization and Indebtedness.

Not Applicable

C.    Reasons for the Offer and Use of Proceeds.

Not Applicable

D.    Risk Factors.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company’s securities.

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Risks of Exploration and Development

The level of profitability of the Company in future years will depend to a great degree on cobalt, copper, zinc and diamond prices and whether any of the Company’s exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs and or feasibility studies on the Company’s existing mineral properties will establish reserves. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Kipushi zinc-copper mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations. The Company may be subject to liability for pollution or against other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, some of which are: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; and government regulations, including without limitation, regulations relating to royalties, allowable production, importing and exporting of minerals, foreign exchange and environmental protection. Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Bernard Vavala, Chairman; Timothy Read, President and Chief Executive Officer; Bernard Pryor, Chief Operating Officer, and Thomas David Button, Chief Financial Officer. Investors must be willing to rely to a significant extent on their discretion and judgement. The Company maintains key employee insurance on its President and Chief Executive Officer, only.

Dependence on Consultants and Engineers

The Company has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

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Volatility of Metal and Mineral Prices

The economics of developing metal and mineral properties are affected by many factors including, without limitation, the cost of operations, variations in the grade of ore or resource mined and the price of such resources. Depending on the price of cobalt, copper, zinc, diamonds or other resources, the Company may determine that it is impractical to commence or continue commercial production. The prices of cobalt, copper, zinc, diamonds and other resources have fluctuated in recent years.

Since the Company’s principal property is a cobalt copper prospect, the prices of cobalt and copper significantly affect the Company’s ability to explore and develop its properties, and to obtain financing and its future prospects generally.

The prices of cobalt, copper and other metals and minerals are affected by several factors beyond the control of the Company, including, without limitation, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and in the recycling of secondary material. There can be no assurance that the prices of cobalt, copper and other metals and minerals will remain stable or that such prices will be at levels that will make it feasible to continue the Company’s exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

Regulatory Requirements

The Company’s exploration operations are affected to varying degrees by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations, may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities.

Country Risks

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that any of the governments of the countries in which the Company has properties will not institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties. Any changes in regulations or shifts in political conditions in these countries are beyond the control of the Company and may adversely affect its business. Investors should assess the political and regulatory risks related to the Company’s foreign country investments.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Two of the Company’s principal properties are located in the Democratic Republic of Congo (“DRC”). The DRC has specific risks that may adversely affect the Company’s business and results of operations. In the past, the political, military and economic environment in the DRC has been unstable. There can be no assurance that the political, military or economic environment in the DRC will remain stable. In addition, the Company’s joint ventures with La Générale des Carrières et des Mines (“Gécamines”) on the

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Kipushi Project and the Kolwezi Tailings Project have yet to receive necessary DRC Governmental approvals, which the Company cannot guarantee will be forthcoming. Furthermore, it is anticipated that the terms of the agreement with Gécamines on the Kolwezi Tailings Project will be renegotiated in 2003 to take account of the new mining code and associated fiscal regime recently enacted by the Government of the DRC, whilst the terms of agreement on the Kipushi joint venture with Gécamines have yet to be negotiated.

In October 2002, the United Nations Security Council was presented with a report prepared by a Panel of Experts established by the Security Council entitled “Final Report of the Panel of Experts on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo” (the “Report”). The Company is named in a part of the Report, which identifies investors in the DRC, whom the Panel considers to have acted in violation of the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises (the “Guidelines”). The Report does not indicate, in any way, how the Company is not compliant with the Guidelines. The Company believes that it operates to the highest ethical standards in the countries where it does business and fully complies with the applicable laws and regulations. The Company has twice written to the Secretary General and has also written to all members of the Security Council outlining its position and seeking clarification of the reference to it in the Report. In addition, the Company is actively seeking the details of the process and due diligence undertaken by the Panel. The Company will pursue its investigation further to the fullest extent once these details are received, but management cannot be certain that the Company’s name will be removed from this Report, or of the policies of other nations and organizations towards companies doing business in such jurisdictions.

The Company also has exploration properties in Angola. Owing to civil unrest, the Company was not afforded sustained access to its Luremo Mining Licence and its Cuango International Prospecting Licence areas, and the terms of the Company’s agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which the Company’s wholly owned subsidiary IDAS Resources NV (“IDAS”) entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. During the fiscal year ended October 31, 2001, two new licences were awarded to the joint venture between Empresa Nacional De Diamantes De Angola E.P. (“Endiama”), the Angola state mining company, and IDAS. The new licence areas cover 2,936 square kilometres, being less than 10% of the original total area but retaining all the original Cuango river valley and floodplain territory. IDAS has signed a Heads of Agreement with Endiama and another entity regarding the ownership structure of the two licences and the obligations of the parties, and is currently in negotiation to finalize shareholder and operative agreements.

In addition, a prolonged period of civil unrest and brutal wars in Angola has only recently ended. The diamond industry in Angola was subject to criticism for allegedly funding and prolonging the strife in Angola, and some potential purchasers of diamonds implemented sourcing policy and supplier standards restricting the purchase of diamonds from Angola. Any continuation or re-imposition of such a policy may have a material affect on the Company’s Angola properties and operations.

Title Matters

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and, to the best of its knowledge, titles to all properties are in good standing. This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

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Environmental and other Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Company’s operations may require additional analysis in the future including environmental impact and other related studies. There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations. See “Note Regarding Forward-Looking Statements.” The Company currently is not insured against environmental liabilities.

No Known Reserves; Uncertainty of Mineral Resource Estimates

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.” The Company has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of cobalt, copper, zinc or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates. As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects. See “Note Regarding Forward-looking Statements.”

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Competition

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets. Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of other natural resource companies and companies providing services to the Company. Accordingly, these persons have interests which may be in conflict with the interests of the Company. (See “Item 6 — Directors, Senior Management and Employees”).

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and service companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including, without limitation, rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to insure fully against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such events occur, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

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History of Losses

The Company is a mineral exploration company without operations and has historically incurred losses, including a net loss of $3,533,074 for the year ended October 31, 2002 and $2,791,060 for the year ended October 31, 2001. As at October 31, 2002, the Company had a cumulative deficit of $32,381,088.

To-date, the Company has not recorded any revenues from its mining operations nor has the Company commenced commercial production on any of its properties. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

Requirements for and Uncertainty of Access to Additional Capital

As of October 31, 2002, the Company had cash and cash equivalents of approximately $2,065,220. Working capital at October 31, 2002 was $1,947,823. The Company will continue to incur exploration costs to fund its plan of operations and intends to fund its plan of operations from working capital. In the future, the Company’s ability to continue its exploration and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Financing Risks

The Company’s current operations do not generate any cash flow. Any work on the Company’s principal properties may require additional equity financing. If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted. If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders. Although the Company has raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in

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delay or indefinite postponement of further exploration or development and the possible, partial or total loss of the Company’s potential interest in certain properties or the dilution of the Company’s interests in certain properties.

Dilution

As at October 31, 2002, there were options outstanding to purchase, in the aggregate, 2,270,000 Common Shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 3,550,000 Common Shares. Such options and warrants, if fully exercised, would constitute approximately 15.3% of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could aversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Dividends

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. For additional particulars reference should be made to “Item 8A — Financial Information — Consolidated Statements and Other Financial Information”.

Item 4.    Information on the Company.

A.    History and Development of the Company.

The Company was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on November 16, 1979 under the name “Black Pearl Petroleums Ltd.” The Company changed its name from “Black Pearl Petroleums Ltd.” to “Signet Resources Inc.” on August 2, 1983, to “New Signet Resources Inc.” on March 11, 1987, to “Amir Ventures Corp.” on June 29, 1993 and to “America Mineral Fields Inc.” on August 8, 1995. On August 11, 1995, the Company was continued under the laws of Yukon Territory by articles of continuance.

The Company’s head and principal office is located at St. George’s House, 15 Hanover Square, London, England W1S 1HS (telephone 011-44-20-7355-3552).

The Company’s registered and records office is Suite 300 — 204 Black Street, Whitehorse, Yukon, Y1A 2M9 and its address for service in British Columbia is care of its solicitors, Campney & Murphy, Suite 2100 — 1111 West Georgia Street, Vancouver, B.C., V7X 1K9. The Company also maintains an office in Lubumbashi, Democratic Republic of Congo and, towards the end of its 2002 fiscal year, reopened its office in Luanda, Angola.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production. In late 1994, the Company commenced negotiations with Gondwana Investments Ltd. (“Gondwana”) to acquire 49.4% of the issued common shares and 100% of the issued preferred shares of Rio Quilombo Mineracao S/A, a Brazilian company which owned diamond properties in Brazil. These transactions concluded in April 1995 and resulted in Gondwana becoming the principal shareholder of the Company.

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During 1995 through 1997 fiscal years, the Company acquired interests in additional properties in Brazil and entered into preliminary agreements to acquire interests in properties in Zambia and the DRC. During 1998, the Company negotiated and entered into agreements relating to the Kolwezi Tailings Project in the DRC and acquired additional properties in Norway and Finland and an interest in a diamond exploration company in Russia. During 1998, the Company entered into a joint venture agreement with Anglo American Corporation of South Africa Limited (“AAC”) to bid to develop the Kolwezi Tailings Project. Congo Mineral Developments Limited (“CMD”) was the vehicle for the joint venture, and was initially owned 50% by the Company and 50% by AAC.

In October of 1999, the Company issued 3,550,000 units to Umicore S.A. (formerly Union Minière S.A.) (“Umicore”) at a price of CDN$2.70 per unit for gross proceeds of $6,510,218 (CDN$9,585,000). Each unit consisted of one Common Share and one warrant. Each warrant may be exercised by the holder at any time up to October 4, 2004 into one Common Share of the Company by payment of CDN$3.50 per share.

During the fiscal year ended October 31, 2000, the Company entered into an option agreement (the “Zincor Option Agreement”) with the Zinc Corporation of South Africa Limited (“Zincor”), a wholly owned subsidiary of Kumba Resources Limited. (Zincor has since been renamed Kumba Base Metals Limited.) Pursuant to the Zincor Option Agreement, Zincor was granted an option to elect to earn up to a 50% interest in AMFI’s interest in the Kipushi Project.

In July 2000, the Company entered into an option agreement (the “Chapada Option Agreement”) with Chapada Minerals Limited (“CML”), whereby CML paid fees of $25,000 for the grant of an option to purchase the Company’s land and mineral rights interests to the Chapada property for $1,000,000. The option pursuant to the Chapada Option Agreement was for a period of twelve months from the date of the issuance of a trial mining permit by the Brazilian Department of Mines (“DNPM”). The DNPM refused to issue a trial mining permit for the property because the property was already in an advanced stage of permitting. The Option Agreement subsequently expired during the fiscal year ended October 31, 2001.

During the fiscal year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option relating to the Kipushi Project. Zincor may now earn up to a 50% interest in AMFI’s interest in the Kipushi Project by matching the Company’s direct expenditures on the Kipushi Project (not to exceed $3,500,000). On execution of the option, Zincor deposited the option fee of $100,000 into a joint account with the fee to be used to meet expenses incurred in negotiating commercial agreements between the Company, Zincor and Gécamines.

In May 2001, the Company entered into a formal agreement with Chapada Brasil Mineracao Limitada (“CBML”) and Chapada Diamonds plc (“CDP”) whereby the Company sold to CBML, the land and mineral rights interests to the Company’s Chapada property for $550,000, to be paid in stages on and after the completion date of May 28, 2001. The Company received $275,000 of the consideration during each of the fiscal years ended October 31, 2001 and 2002.

On January 30, 2002, the Company entered into a joint venture agreement (the “Zincor JV Agreement”) with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals Limited) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditure on the Kipushi Project.

Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of

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the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD.

In April 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure of the two licences in Angola and the obligations of the parties including the formation of a new company (“Newco”) that is to hold the mining rights. Under the Heads of Agreement, IDAS is to own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure IDAS’ continued voting control of Newco.

The Company is a reporting issuer in British Columbia, Alberta and Ontario, Canada, and has been a reporting issuer under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) since November 26, 1997. The Class “A” Common shares without par value in the capital of the Company (the “Common Shares”) are listed on The Toronto Stock Exchange (the “TSX”) under the symbol “AMZ”. On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange, and now trades exclusively on the TSX. For further particulars, reference is made to “Item 9 — The Offer and Listing”.

B.    Business Overview.

The Company is in the business of acquiring, exploring and developing mineral resource properties. The Company currently has interests in properties located in the DRC, Angola and Zambia. Details of the properties are set forth below. The target metals and precious minerals the Company is exploring for are cobalt, copper, zinc and diamonds. The Company’s principal mineral property interests are the joint venture interest in a cobalt and copper tailings re-treatment project (the “Kolwezi Tailings Project”) located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC, and an exclusive option to submit a proposal for redevelopment of the Kipushi zinc-copper mine (the “Kipushi Project”) located near the town of Kipushi, adjacent to the border of Zambia about 30 km west of Lubumbashi within the DRC. Another mineral property interest of the Company is a 100% interest in the Solwezi prospecting licence, which covers an area of approximately 950 square kilometres located in Zambia adjacent to the international border of the DRC and contiguous with the Kipushi Project. The Company also has mineral property interests in Angola, comprising two licences awarded to a joint venture of the Company and Endiama: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange.

The Company’s properties are all without a known body of economically recoverable ore or minerals.

Plan of Operations for Fiscal Year 2003

The Company has not received revenue from operations during each of the three fiscal years immediately prior to filing of the Annual Report. The Plan of Operation for the Company for the fiscal year ending October 31, 2003 involves the following with regard to the existing projects:

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Kolwezi Tailings Project, DRC.

In fiscal year 2000, the principal technical focus at the Kolwezi Tailings Project was on the development of an efficient flow-sheet design to produce London Metal Exchange (“LME”) grade copper and 99.8% cobalt cathode. To this end, CMD commissioned a pilot plant to determine the most suitable flow-sheet, judged by the criteria of product quality, cost effectiveness and operational robustness. By the year-end, the copper flow-sheet had been selected and the optimisation of impurity removal in the cobalt flow-sheet was being finalised.

Following completion of the pilot plant program during fiscal year 2001, CMD now considers that the tested flowsheet provides a flexible and robust method with a high degree of confidence on which to proceed with design criteria. See “Note Regarding Forward-Looking Statements.”

During fiscal year 2002, work continued on the environmental baseline study and an Environmental Audit and Scoping Study (“EASS”) was tendered and awarded in November 2002. The EASS constitutes the first stage of the Environmental and Social Impact Assessment that will be prepared for the Kolwezi Tailings Project. A definitive feasibility study program has been prepared, and is expected to be put out to tender during fiscal year 2003 once CMD has finalized negotiations with Gécamines and the DRC Government to take into account the new mining code and associated fiscal regime recently enacted by the Government of the DRC.

The Company is in advanced discussions and recently reached an agreement on heads of terms with the World Bank’s private sector affiliate, the International Finance Corporation (“IFC”) and South Africa’s Industrial Development Corporation (“IDC”). This agreement (the “Agreement”) provides a framework for the participation of these international financial institutions in the Company’s Kolwezi Tailings Project.

Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Tailings Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures made by the Company and its affiliates up to the time of the exercise of the option. The exercise of these options by the agencies would depend on several factors including the economic parameters and financial structure of the project, as well as the agencies’ due diligence and final board approvals.

Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase up to 2.5% of the common shares of the Company at a price of CDN$0.75 per share. The warrants have a term of five years and are exercisable after one year.

The Company also anticipates selecting a technical co-investor for the Kolwezi Tailings Project during fiscal 2003. In view of the amount of work already carried out, it is planned to hold initial discussions with potential project financiers and risk insurers contemporaneously with the preparation of the feasibility study. It is anticipated that the feasibility study will be completed by the end of fiscal year 2003.

Kipushi Project, DRC

The Company concluded an agreement with Zincor in August 2000, granting this South African zinc producer the right to elect to earn a 50% interest in the Company’s interest in this zinc project by matching the Company’s direct expenditures on the project to date which amounted to approximately $3.5 million.

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Zincor used the option period to appraise the Kipushi Project technically and financially and to determine a scale of economic operation, which would generate an attractive return yet minimise capital expenditures. It was concluded that an initial “mini project” (Phase 1) could be economic with an annual production of concentrate containing approximately 30-50,000 tonnes of zinc. In December 2000, Zincor gave notice of its intention to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (Zincor has since been renamed Kumba Base Metals Limited (“Kumba Base Metals”)) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project

During fiscal 2003, the Company and Zincongo plan to negotiate revisions to the original framework agreement with Gécamines, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC’s new mining code. When this is in place and necessary DRC Governmental approvals have been obtained, the Company anticipates that the feasibility study will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project is expected to proceed. See “Note Regarding Forward-Looking Statements.”

The Company’s budget assumes all expenditure on the feasibility study during fiscal 2003 will be funded from Kumba Base Metals’ contributions towards earning a 50% shareholding in Zincongo.

Angola

Throughout 2000, the Company worked to negotiate a new diamond exploration licence with the Angolan government, in accordance with the new provisions for the issue of licences, published by the government in December 1999. By the time of the Company’s October 31, 2000 financial year-end, little headway had been achieved. In consequence, the Company decided to reduce its in-country presence, write down its investment in Angola to $1, and budget for only minimum expenditures in Angola during fiscal year 2001.

In December 2000, a new licence was successfully negotiated for almost 3000 square kilometres covering a geographical area similar to the previous Luremo licence. In October 2001, the Company received official confirmation of two licences awarded to a joint venture of the Company and Endiama (the Angolan state diamond company): one being a prospecting licence (“Cuango River Floodplain”) covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence (“Camutue”) covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

Following the cessation of hostilities in Angola during fiscal 2002, it became possible for the Company’s representatives once again to have access to the Company’s licence areas, and shortly before the end of the 2002 fiscal year a preliminary visit was made. In August 2002, Heads of Agreement were signed by the Company’s wholly owned subsidiary IDAS with the Angolan state diamond company Endiama, and these Heads of Agreement were later ratified by the Angolan Council of Ministers. During fiscal 2002, all available data from previous operations and reports was input into a Geographical Information System by ACA Howe Consultants (UK) in order to identify targets for further evaluation and potential areas to mine as well as the extent to which these deposits have been depleted by artisanal mining over the years.

Negotiation of comprehensive agreements to define the governance of the joint venture began in early fiscal 2003, and following the successful conclusion of these negotiations it is envisaged that both

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evaluation of the Camutue exploitation licence area and preliminary exploration of the Cuango River Floodplain prospecting licence area will commence during fiscal 2003. See “Note Regarding Forward-Looking Statements.”

Zambia

In the first half of 2000, the Company undertook a reverse-circulation drilling programme on the Katwishi copper-zinc prospect in the Solwezi area. This programme was successfully completed following geochemistry evaluation using MMI techniques, which identified 6 highly prospective targets. Drilling identified mineralisation in most of the intersections but none at an economic grade.

Under the Company’s Joint Venture with Zincor on the immediately adjoining Kipushi Project in the DRC, Zincor has an option to become involved in any development by the Company of the Solwezi licence area. As yet, there have been no discussions with Zincor regarding possible joint exploration work and, pending such discussions, the Company does not plan to undertake separate exploration work. As it was accordingly unlikely that any work would be carried out on the property within a three year period from the completion of previous activities, at the end of Fiscal 2002 the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP. The Company continues to hold the licence.

Government Regulation

The Company’s principal property interests are located in the DRC. The Company also has property interests in Angola and Zambia. The Company did not conduct any exploration in any of these countries during the most recently completed fiscal year. Mining operations in such countries are subject to government regulation under which operations may be affected in varying degrees.

Exploration and mining operations in most countries are subject to government regulation. Each of the Company’s projects will only go ahead if the applicable framework conditions (including government regulations) are judged to result in financeable projects and to yield acceptable returns for the risks involved (Many other factors are also involved see Section 3D — Risk Factors).

The Company’s exploration operations and its projects to develop mineral properties are affected by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, royalties, allowable production, importing and exporting of minerals, pollution control and environmental protection, reclamation and closure obligations, safety, production, expropriation of property, and foreign investment. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.

Operations may be affected in varying degrees by government regulations, including, without limitation, regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

The Company’s joint ventures with Gécamines on the Kolwezi Tailings Project and the Kipushi Project in the DRC have yet to receive necessary DRC Governmental approvals. It is anticipated that the terms of the agreement with Gécamines on the Kolwezi Tailings Project will be renegotiated in 2003 to take account of the new mining code and associated fiscal regime recently enacted by the Government of the DRC, and moreover the terms of agreement on the Kipushi joint venture with Gécamines have yet to be negotiated including taking cognisance of Kumba Base Metals’ involvement and of the DRC’s new mining code.

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The Company has exploration properties in Angola. In December 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering 3,000 square kilometres in area which roughly corresponded to the old Luremo area. In October 2001, the Company received official confirmation of two licences awarded to a joint venture of the Company and Endiama (the Angolan state diamond company): one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo. Full commercial terms governing exploration for, and exploitation of, diamonds in these licence areas are currently under advanced negotiation.

C.    Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage Ownership(1)

America Mineral Fields International Ltd.	January 31, 1996	British Virgin Islands	100%
AMF Holdings Limited	May 27, 1998	British Virgin Islands	100%
AMF Offshore Ltd.	October 15, 1996	British Virgin Islands	100%
Congo Mineral Developments Limited	March 13, 1998	British Virgin Islands	100%
IDAS Resources NV	June 15, 1995	Netherlands Antilles	100%
Roan Prospecting and Mining SPRL	May 5, 1997	Democratic Republic of Congo	99.9%
Zamgold Zambia Limited(2)	March 3, 1997	Zambia	100%
Zincongo Limited	January 22, 2002	British Virgin Islands	100%

(1)	Represents the percentage of voting securities held.
(2)	Zamgold Zambia Ltd. is 90% owned by ZamGold Ltd. and 10% owned by AMF Offshore Ltd., each of which is a wholly-owned subsidiary of the Company.

D.    Property, Plants and Equipment.

Principal Properties

The principal properties of the Company are the interests in the Kolwezi Tailings Project and the Kipushi Project, each of which is described more fully below. These properties are without a known body of commercial ore, and the Company’s activities on such properties to date have been exploratory in nature. The Company has not yet been granted property rights to any of these properties.

The Company, through its subsidiary, AMF Holdings Limited, owns a 100% interest in Congo Mineral Developments Limited (“CMD”). Effective May 31, 2002, the Company acquired the 50% share interest

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in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD.

On November 7, 1998, CMD signed a Convention with the DRC and Gécamines with regard to the Kolwezi Tailings Project to be developed by a 60-40 joint venture between CMD and Gécamines. In the first half of Fiscal Year 2001, CMD and Gécamines initialled an agreement revising the scale and commercial terms of the Kolwezi Tailings Project. Ownership of the Kolwezi Tailings Project was to be transferred to the CMD-Gécamines joint venture following a Presidential decree and necessary DRC Governmental approvals, but the introduction of a new mining code superseded these planned legal processes. The Company acquired its interest in the Kolwezi Tailings Project originally in April 1997 and in its current form in May 1998. The rights to the Kolwezi Tailings Project under the convention are held through CMD.

The Company, through America Mineral Fields International Ltd. (“AMFI”) holds an exclusive option to submit a proposal for redevelopment of the Kipushi Project. The Company acquired its exclusive option in October, 1996. In August, 2000, AMFI concluded an option agreement with Zincor under which Zincor could elect to earn up to 50% of AMFI’s interest in the Kipushi Project. In December, 2000, Zincor confirmed that it intended to exercise its option to participate in AMFI’s interest, and in January 2002, the Company entered into the Zincor JV Agreement with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project. The Kipushi Project is expected to be held in a joint venture with Gécamines.

Through its subsidiaries IDAS Resources NV and Zamgold Zambia Limited, the Company has various interests in mineral properties located in Angola and Zambia. The Company plans to continue to identify and acquire interests in additional mining properties throughout the world.

Kolwezi Tailings Project, DRC

The Kolwezi Tailings Project involves the reprocessing of the historical oxide tailings produced from the copper and cobalt mineral concentrators at mines in Kolwezi owned by Gécamines, the DRC’s government owned mining company.

In April 1997 the Government of the DRC granted the Company an interest in the Kolwezi Tailings Project. During the course of political disruptions in the DRC the Company’s interest in the Kolwezi Tailings Project was not properly ratified by the DRC.

On May 1, 1998 the Company entered into a joint venture agreement (the “AAC Joint Venture Agreement”) with AAC for the development of the Kolwezi Tailings in the DRC. Under the AAC Joint Venture Agreement, AAC and the Company each held a 50% interest in CMD. In May 2001, the Company and AAC extended the AAC Joint Venture Agreement until May 31, 2002. Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD.

In November 1998, CMD signed a convention among Gécamines and the government of the DRC. CMD also entered into a joint venture agreement with Gécamines (the “Gécamines Joint Venture Agreement”) for the transfer of ownership of the Kolwezi Tailings Project to a new company, KMT Sarl, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following a Presidential decree

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ratifying the convention and necessary regulatory approvals, but the recent introduction of a new mining code in the DRC superseded these planned legal processes.

Under the AAC Joint Venture Agreement, AAC provided $16,000,000 in initial funding for the CMD Project. $8,000,000 of this initial funding was paid in exchange for AAC’s 50% interest in CMD. The balance ($8,000,000) was paid by AAC on behalf of the Company to reflect funds already expended by the Company on the Kolwezi Tailings Project. Despite political uncertainty in the DRC, substantial work was then conducted on the feasibility study for the Kolwezi Tailings Project.

In April 2001, CMD initialled an agreement with Gécamines, covering revised major commercial terms for development of the Kolwezi Tailings Project. The revised agreement contemplates a phased project with initial annual production of 42,000 tonnes of copper and 7,000 tonnes of cobalt in Phase 1 and moving to 75,000 tonnes of copper and 14,000 tonnes of cobalt in Phase 2. The new arrangement allows for total payments to be made to Gécamines, in consideration for the tailings, of up to $203 million spread over the entire life of the project, compared with $130 million under the original agreement, payable in the period between signature and first commercial production. Provisions of the new agreement were anticipated to give CMD a realistic time frame to complete the feasibility study and to arrange limited recourse project finance. Upon receipt of necessary DRC Governmental approvals, the Kolwezi Tailings would be transferred to a new Company, KMT Sarl, to be held 60% by CMD and 40% by Gécamines, and the first payment of $25 million would be due from CMD to Gécamines. A further $10 million would be payable on commencement of commercial production, with KMT Sarl also paying Gécamines $1.50 / tonne of tailings treated in the metallurgical treatment plant, plus a royalty on total mineral sales less various charges: such royalty being 0.75% during the period from commencement of commercial production until the loans incurred to finance the project have been repaid, and 1.5% thereafter. As mentioned, the transfer of the tailings to KMT Sarl was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes. During Fiscal 2002, CMD received from the Government of the DRC acknowledgement of CMD’s and Gécamines’ exploitation rights to the Kolwezi Tailings Project. Given the new mining code and associated fiscal regime, the Company expects to renegotiate the financial terms of the Kolwezi Tailings Project with Gécamines during Fiscal 2003.

As mentioned above, effective May 31, 2002, the Company acquired the 50% share interest in CMD held by AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD.

There can be no assurance that the Company will have or raise sufficient capital to fund the Kolwezi Tailings Project as anticipated.

Location and Access

The Kolwezi Tailings Project is located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC. The property is accessed by unpaved road from Kolwezi, which is a major mining town and has infrastructure including rail, water, power and a small airstrip. The town of Kolwezi is situated 320 km north-west along a tarmac road from Lubumbashi, the capital of Katanga province. The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 millimetres. Seasonal climatic variations are related to the wet (November to April) and dry seasons, each of which lasts for approximately 6 months. The Katanga region occupies a high plateau covered by forests and savannahs.

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The Kolwezi Tailings Project, once developed, will permit the large-scale extraction by means of solvent extraction electro-winning (“SX-EW”) of cobalt and copper from two mine tailings deposits on the property.

History of the Property

The tailings contained in the Kolwezi Tailings Project (the “Tailings”) are currently owned by Gécamines, the DRC state mining company. The Tailings were discharged from the Kolwezi mineral concentrator between 1952 and the present day. This concentrator processed ore from the western open-pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting. The refractory nature of this oxide ore meant that copper and cobalt recovery in the concentrate was low, and the Tailings discharged contained significant metal values. The Tailings filled the original Kingamyambo dam and were subsequently allowed to fill the Musonoi river valley. These two areas now comprise the Kolwezi Tailings Project.

Mineralogy

The mineralogy of the Tailings is dominated by gangue minerals such as quartz and mica. The copper occurs predominately as a composite of malachite and pseudomalachite particles, which are often associated with the oxide mineral tenorite. The cobalt occurs in a copper- or cobalt-bearing oxide or hydroxide phase. Accessory amounts of covellite, bornite and chalcopyrite are present. Oxidization and a fine grind permit high metal recoveries when the Tailings are acid leached.

Facilities and Infrastructure

The Tailings are located on the surface but at present the only infrastructure in place is comprised of environmental monitoring stations set up as part of the on-going environmental baseline study. The location of the new SX-EW processing plant has been finalised and a provisional location has been selected for the two new tailings dams that will be constructed to retain the re-processed Tailings and, separately, the new tailings from Gécamines on-going operations.

Resources

MineNet Consulting Mining Engineers of South Africa (“MineNet”) were commissioned by the Company to carry out geological and mining studies and to provide supervision and quality assurance for the site investigation programme on the Kolwezi Tailings Project. A drilling and sampling campaign at the Kolwezi Tailings Project was carried out between May and August 1997, from which a sample library was established. A second campaign of density measurements was conducted during October 1997. The resource estimate as calculated by MineNet in the preliminary work on the Kolwezi Tailings Project and as audited by Dr. Isobel Clark of Geostokos Limited for the Kolwezi Tailings Project are 112.8 million tonnes of ore at an average grade of 1.49% copper and 0.32% cobalt. Some 97% percent of these resources are in the measured category, the balance being in the indicated resource category. This geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See “Glossary.” Dr. Clark is a qualified person within the meaning of Canadian National Instrument 43-101.

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange

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commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Progress during Fiscal 2002

The Company’s approach to the Kolwezi Tailings Project has been to structure agreements with the Government of the DRC and Gécamines that would be sustainable and financeable in the international project finance market. Initially CMD sought to amend the existing Mining Code to recognize the special circumstances of a tailings development and to modify banking security arrangements in the DRC to enable the project to qualify for limited recourse project finance. To this effect an amendment to the existing code was passed by the Parliament during fiscal 2002. This was not, however, promulgated by Presidential decree before being superseded by the title, fiscal, and investment regimes of the DRC’s new mining code. CMD expects accordingly during fiscal 2003 to renegotiate with Gécamines the financial terms of the Kolwezi Tailings Project within the framework of the new mining code.

Kipushi Project, DRC

The Kipushi zinc-copper mine is unique among the major ore bodies of the Central African Copper Belt. It is a hydrothermal deposit cross-cutting the stratigraphy and was generated by completely different processes from those responsible for the nearby stratiform copper/cobalt deposits.

The Company has an exclusive option agreement, as described more fully below, relating to a potential redevelopment of the Kipushi zinc-copper mine (the “Kipushi Project”) in joint venture with Gécamines.

Location and Access

The town of Kipushi and the Kipushi Project are located adjacent to the border of Zambia about 30 km west of Lubumbashi within the DRC. Access is via a tarmac road that is in a good state of repair.

History of the Property

Mining at the Kipushi Project commenced in 1925 and continued until 1993 when the mine was closed. The Kipushi mine was operated by Union Minière of Belgium from 1925 until 1967 when Union Minière’s mining assets were nationalised by the Zairean government, following which the Kipushi mine was operated by Gécamines. Since the early 1990’s, production and maintenance problems have curtailed the output of Gécamines. A foreign exchange crisis caused a lack of spare parts and supplies, which in turn led to the cessation of production from the Kipushi mine. Over the duration of its operation, the Kipushi mine produced 60 million tonnes of ore grading 6.8% copper and 11.0% zinc.

During the year ended October 31, 1996, the Company entered into a two-year agreement with Gécamines relating to placing the Kipushi mine back into production. The Company agreed to prepare, at its expense, feasibility studies covering the rehabilitation of, and resumption of production at, the Kipushi mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. Under the agreement, the Company had the exclusive right to examine the Kipushi mine, to enter into joint venture agreements for ore processing and tailings processing and to make suitable arrangements for the resumption of production. The Company was to have acquired an interest in a joint venture for the Kipushi Project if satisfactory results were obtained from the feasibility studies and if satisfactory agreements were negotiated with Gécamines and the government of the DRC relating to income taxes, repatriation of profits and import duties.

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During the year ended October 31, 1998, Gécamines confirmed that because of delays in the research of the definition of the mining and metallurgical treatment phase of the Kipushi Project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase. As of the date of this Annual Report, this starting date has not yet occurred.

During 2000, AMFI concluded, with Gécamines’ approval, an option agreement with Zincor, (since renamed Kumba Base Metals) under which Zincor could elect to earn up to 50% of AMFI’s interest in the Kipushi Project by matching AMFI’s direct expenditures on the Kipushi Project to date. Zincor is the largest producer of refined zinc in Africa with a 115,000 tonnes per annum electrolytic zinc plant near Johannesburg. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.

AMFI and Zincongo are currently negotiating revisions to the original framework agreement with Gécamines, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC’s new mining code. When this is in place and necessary DRC Governmental approvals have been obtained, the feasibility study will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project will then proceed. There can be no assurance that the feasibility study will conclude, that the Kipushi Project is economically viable or that the Kipushi Project will proceed as planned.

At October 31, 2002, the Company had deferred costs of $4,269,478 from the evaluation of the Kipushi Project as compared to $4,159,507 in the fiscal year ended October 31, 2001.

Geology and Mineralization

The Kipushi Project is centred on a hydrothermal polymetallic vein deposit and is clearly associated with a set of intersecting faults. This makes the Kipushi Project deposit distinct from the stratiform copper/cobalt deposits that predominate on the Congolese/Zambian copper belt. The Kipushi Project deposit is located on the north limb of an anticline structure in close association with the fault zone cutting dolomitic rocks belonging to the Kundelugan system. It comprises a zone of stringer, massive and semi-massive sulphides about 600 metres long and 15 to 75 metres wide, striking in a north-easterly direction and dipping about 70 degrees to the northwest. The orebody has been traced from surface down to the 1,800 metres level and it is open at depth. It is composed mainly of chalcopyrite, bornite and sphalerite with lesser amounts of pyrite, chalcopyrite, molybdenite, arsenopyrite, galena and renierite. The ore is mineralogically zoned both laterally and vertically with copper predominating in the north and at the top of the deposit and zinc strongly enriched in the south and at depth.

Surface/Mine Facilities

There is extensive infrastructure on the surface, which is in a poor state of repair. The underground workings remain in excellent condition. Some upgrading and renovation must be done before Kipushi produces again, but the Company believes that the mine can be rehabilitated relatively quickly and without major capital expenditure. Pending the outcome of the feasibility study, however, Gécamines will face an increasingly urgent need to invest in the refurbishment and maintenance of the pumping facilities.

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Resources

Measured and indicated mineral resources at the Kipushi Project as calculated by Gécamines and verified by Charles Carron Brown of Techpro Mining & Metallurgy in May, 1997 total 16.9 million tonnes grading 16.70% zinc and 2.32% copper and are as set out in the following table. Charles Carron Brown is a qualified person within the meaning of Canadian National Instrument 43-101.

Resource Classification	Levels	Tonnes	Cu		Zn

			%	Tonnes	%	Tonnes
Measured	100-1150	3,711,000	2.01%	74,591	2.05%	76,076
Measured	1150-1295	5,221,000	2.89%	150,887	15.57%	812,910
Sub-Total		8,932,000	2.53%	225,478	9.95%	889,986
Indicated	1295-1500	8,029,000	2.09%	167,806	24.21%	1,943,821
Total		16,961,000	2.32%	393,284	16.70%	2,832,807

*	Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See “Glossary.”

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Zambian Properties, Zambia

The Company’s wholly-owned subsidiary, Zamgold Zambia Ltd., has a 100% interest in the Solwezi prospecting licence. The Solwezi licence is situated adjacent to the international border of the DRC and Kipushi Project and initially covered approximately 1,400 square kilometres, and has since been reduced to 950 square kilometres. The Solwezi licence was granted in July 1996 and has since been extended. In January 2002, the Company received official notification that the prospecting licence had been extended for a period of two years and expires on January 29, 2004.

A comprehensive exploration program was conducted on the Solwezi licence in 1997. A significant copper and zinc geochemical anomaly was discovered less than one kilometre west of the Kipushi Project. The anomaly is elongated and is approximately 1.6 kilometres long and 0.8 kilometres wide. Surface soil samples were as high as 700 parts per million (“ppm”) copper and samples taken from 10 metre pits ran as high as 3100 ppm copper. A subsequent geophysics survey involving Induced Polarisation (IP) and ground magnetics identified a geophysical anomaly almost coincident with the geochemichal anomaly. The anomaly is believed to be caused by a fault-related mineralization that resembles the adjacent Kipushi Project. Follow up exploration work conducted during May 1998 included 5 diamond drill holes collared on the anomaly. The core returned disseminated pyrite and

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chalcopyrite but after reinterpretation of the results it was decided that the drilling campaign had failed to hit the main fault zone.

During 1999, the data was reviewed by ACA Howe International who also reinterpreted the satellite imagery. The review identified west-northwest trending lineaments and concluded that the main fault zone was not restricted to a single planar feature but comprises a series of sub-parallel lineaments trending northeast. Following the review it was determined that Mobile Metal Ion (MMI) geochemical surveying would be the most reliable technique to delineate future drill targets precisely. Analysis of the satellite imagery data identified four intersection zones between northeast trending lithostructural features associated with strong base metal anomalies, as targets for the MMI survey. A further 13 Reverse Circulation (RC) holes were drilled to test the anomaly. The drilling identified discrete zones of mineralization comprising of mainly disseminated pyrite, sphalerite and trace chalcopyrite.

During the first half of 2000, the Company undertook a reverse-circulation drilling programme on the Katwishi copper-zinc prospect in the Solwezi area. This programme was successfully completed following geochemistry evaluation using MMI techniques, which identified 6 highly prospective targets. Drilling identified mineralisation in most of the intersections but none at an economic grade. The next stage of evaluation is to review this data in parallel with the geological stratigraphy known from the Kipushi operations and to determine if there are likely to be any economic zones within the Katwishi licence area.

Under the Company’s Joint Venture Agreement with Zincor, which principally relates to the immediately adjoining Kipushi Project in the DRC, Zincor has an option to become involved in any development by the Company of the Solwezi licence area. As yet, there have been no discussions with Zincor regarding possible joint exploration work and, pending such discussions, the Company does not plan to undertake separate exploration work. Accordingly, it being unlikely that any work would be carried out on the property within three years of the completion of the work detailed above, at the end of Fiscal 2002 the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP.

Cuango Properties, Angola

Under a share purchase agreement dated May 21, 1998, the Company acquired 100% of IDAS Resources N.V. (“IDAS”), which company was a 50% joint venture partner with Endiama, the Angola state mining company, in a mining lease and a prospecting lease covering respectively approximately 3,700 and 36,000 square kilometres in the Cuango valley and its environs. The Company’s 100% interest in IDAS was acquired for $500,000 cash and the issuance of 676,655 common shares of the Company having a value of $1,750,000 and the assumption of certain liabilities. The vendors also retained a 20% net profit interest in production from the Cuango Properties, to a maximum of $56,000,000. A further 10% net profit interest, to a maximum of $28,000,000 was already held by an Angolan group, by way of an agreement made with IDAS prior to the acquisition of IDAS by the Company.

Owing to civil unrest, the Company did not have sustained access to its mining and prospecting areas, and the terms of the Company’s agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which IDAS entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. In October 2001, two new licences were awarded to a joint venture between Endiama and IDAS: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence (“Camutue”) covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange. Although the new licence areas cover less than 10% of the original total area, they contain all the original Cuango River valley and floodplain territory.

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The joint venture guarantees IDAS the right to the exploitation contract once the technical and economic viability of the project has been proven. The joint venture provided for a minimum expenditure of $1.5 million with $0.5 million of that sum being in the first year, whilst all re-imbursement of expenditures will be made exclusively from the income from diamond production.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins, a company representing private sector Angolan interests. As part of these negotiations, it was agreed that the 10% net profit interest held by the Angolan group under the agreement made with IDAS prior to the acquisition of IDAS by the Company, will be cancelled and instead the Angolan group will hold equity in the joint venture company that will exploit the licences. The Heads of Agreement governs the ownership structure of the formation of a new company (“Newco”), which will hold the mining rights. The financing of the project is to be undertaken by IDAS. IDAS will own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding. Endiama will own 38% and Twins will own the remaining 11%. Once the loans have been repaid in full, IDAS will own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, an d is in th e course of formalizing, arrangements with Twins to ensure that IDAS maintains continued voting control.

The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and call for a minimum investment over three years of $1.5 million by IDAS for each of the two licences. The board of directors of Newco is to be comprised of five members of whom three will be nominated by IDAS. The parties are now negotiating a more detailed Prospecting Contract and Mining Contract for the respective licences and the articles of association of Newco, which instruments, collectively, will govern the project. Once these have been finalized, site evaluation work will start.

Item 5.    Operating and Financial Review and Prospects.

The Company is a natural resource company, engaged in the acquisition exploration and development of precious stones and precious and base metal mineral properties. The Company does not have any producing properties at this time. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties and projects contain ore reserves that are economically recoverable. In accordance with Canadian generally accepted accounting principles, the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the

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Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable trends in the Company’s business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, the Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified. See Note 14 of the Consolidated Financial Statements of the Company.

At the date of this Annual Report, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company’s sole source of financing is by the issue of common stock from treasury. The Auditors’ report on the Consolidated Financial Statements includes additional comments that state that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments as a result of this uncertainty.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration and the availability of financing in capital markets, factors which are beyond the Company’s control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company’s balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management’s expectations at the date of preparation. Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in 2002. Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements are discussed in detail below under the headings “Exploration and Development Risk Factors” and “Financing Risk Factors”.

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended October 31, 2002, 2001 and 2000 (the “MD&A”) should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

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A.    Operating Results.

As the Company does not have any producing mineral properties, its primary sources of revenue are through interest earned on amounts on deposit, administration fees for project management on its joint ventures, and the sale of various assets available for disposal. These amounts are used to offset some of the administrative operating expenses. The interest income is dependent on the funds available for deposit and fluctuating interest rates.

Fiscal year ended October 31, 2002 as compared to Fiscal year ended October 31, 2001

The Company incurred a net loss for the year ended October 31, 2002 of $3,533,074, or $0.11 per share, compared to a net loss of $2,791,060, or $0.09 per share, in 2001.

The Company incurred a write-down of mineral properties in 2002 of $1,824,127. This relates to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property. In 2001, the Company incurred a write-down of mineral properties of $468,257 and a write-down of convertible loans receivable of $480,000. The mineral property write-down related to the Chapada mineral properties in Brazil, whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The convertible loan write-down related to the Company’s investment in Northern Mining and Geological Company TERRA whose carrying value was reduced to $320,000, which amount was recovered under a final settlement agreement with this Russian company.

Administration expenses in 2002 of $1,690,525 decreased from $1,764,573 in 2001 due to further cost reduction efforts by the Company. These included decreased levels of investor relations, professional fees, and salaries and wages. These decreases were partially offset by an increase in travel and accommodation expenses.

Amortization decreased due to the fact that much of the Company’s equipment is now fully depreciated.

Investor relations costs decreased in 2002 to $115,669, from $145,491 in 2001. Throughout the early part of the 2002 fiscal year, much of the workload involved was performed internally by the Company. The Company is now focusing more effort on investor relations and, since July 2002, has engaged outside consultancy support.

Professional fees decreased in 2002 to $306,560, from $316,425 in 2001, due to reduced legal costs. This decrease was partially offset by costs incurred in preparation for fundraising expected to occur in the 2003 fiscal year.

Salaries and wages costs decreased in 2002 to $814,114, from $897,621 in 2001, due to a reduction in the number of staff at head office as well as in the subsidiaries.

Travel and accommodation costs increased in 2002 to $106,681, from $41,855 in 2001, due to an increase in the number of trips taken during the year as the Company had several negotiations on the subject of their properties in the Democratic Republic of Congo (“DRC”), participated in several meetings to provide industry input regarding the new DRC mining code, as well as increased trips in connection with future fundraising opportunities.

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Lower average cash balances and lower interest rates prevailing during the year compared to 2001 resulted in a decrease in interest income in 2002 to $27,380 from $153,320 in 2001.

Other income increased in 2002 to $30,646, from $389 in 2001. This increase is due mainly to a $20,000 additional amount received regarding the Chapada mineral properties. The payment was made in return for amending the agreement to provide for a later final payment of the consideration. The final instalment was received during the second quarter. The remaining amount in other income chiefly reflects the gain on the sale of the previously written down Santo Inacio properties in Brazil.

The Company incurred a write-down of capital assets in 2001 of $43,177. This relates to the land that was sold with the Chapada mineral properties in Brazil, and to office equipment and vehicles from the Zambian office whose carrying value was reduced to the anticipated sales value. No similar write-down occurred in 2002.

The Company incurred a write-down of accounts receivable in 2002 of $5,799. The amounts relate to balances held in the Company’s Zambian subsidiary that were deemed to be uncollectable during the year. No similar write-down occurred in 2001.

Mineral property evaluation costs decreased in 2002 to $45,151, from $197,442 in 2001, due to costs in Angola being expensed as incurred during the first half of 2001 when the status of the Angolan mineral property licences was uncertain.

Fiscal year ended October 31, 2001 as compared to Fiscal year ended October 31, 2000

The Company incurred a net loss for the year ended October 31, 2001 of $2,791,060 or $0.09 per share compared to a net loss of $7,898,565 or $0.25 per share in 2000.

Administration expenses in 2001 of $1,764,573 decreased from $2,117,218 in 2000 due to further cost reduction efforts by the Company. These included decreased levels of office and administration costs, professional fees, salaries and wages, and travel and accommodation. These reductions were offset somewhat by additional investor relations costs.

Amortization decreased due to the disposal of capital assets following the closure of the Zambian office in 2000. The Company continued to maintain offices to support activities in the Democratic Republic of Congo (the “DRC”) and Brazil.

Investor relations costs increased in 2001 to $145,491 from $110,297 in 2000 as the Company continued to raise its focus on enhancing investor relationships.

Office and administration costs decreased in 2001 to $289,140 from $340,133 in 2000 due chiefly to improved control over all communication expenditures and to reducing the level of office support activity in Brazil.

Professional fees decreased in 2001 to $316,425 from $445,385 in 2000 due to a reduced reliance on external advisors, and to a greater proportion of legal expenses being capitalized (particularly in relation to the Kolwezi Project in the DRC).

Salaries and wages decreased in 2001 to $897,621 from $986,825 in 2000 due to a reduction in the number of full time equivalent staff employed and to the proportion of salaries that are paid in Sterling, which currency was weaker against the United States dollar compared to the prior year.

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Travel and accommodation decreased in 2001 to $41,855 from $144,597 in 2000 due to a reduction in the number of overseas trips that were not related to, and accordingly reimbursed by, Congo Mineral Developments Limited (“CMD”), the Company’s 50% owned joint venture.

Lower average cash balances and lower interest rates prevailing during the year compared to 2000 resulted in a decrease in interest income in 2001 to $153,320 from $290,256 in 2000.

The Company incurred a write-down of capital assets in 2001 of $43,177. This relates to the land, which was sold with the Chapada mineral properties in Brazil, and to office equipment and vehicles from the Zambian office whose carrying value was reduced to the anticipated sales value.

The Company incurred a write-down of mineral properties in 2001 of $468,257. This relates to the Chapada mineral properties in Brazil whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The Company incurred a write-down of mineral properties in 2000 of $6,052,250. This relates to the Angolan mineral properties and was due to the prolonged inability of the Company to access the properties and to the then absence of written confirmation regarding the newly negotiated license area.

The Company incurred a write-down of convertible loans receivable in 2001 of $480,000. This relates to the investment in Northern Mining and Geological Company TERRA whose carrying value was reduced to $320,000, which amount was recovered under a final settlement agreement with this Russian company.

Mineral property evaluation costs increased in 2001 to $197,442 from $55,570 in 2000 due to a settlement reached with former IDAS shareholders, to costs in Angola being expensed as incurred during the first half of the fiscal year when the status of the Angolan mineral property licenses was uncertain, and to the Company evaluating in greater detail properties for potential acquisition during the year.

B.    Liquidity and Capital Resources.

The Company had $2,065,220 in general cash and cash equivalents at October 31, 2002, compared to $2,707,043 at October 31, 2001. The 2002 balance includes the cash held by Congo Mineral Developments Limited (“CMD”), as a result of the Company acquiring the remaining 50% ownership of CMD during the year. In 2001, the Company’s 50% proportionate interest in cash held by the CMD joint venture was $2,723,835. The cash recorded at October 31, 2001 represented only 50% of CMD’s cash of $5,447,670 available for the Kolwezi Project, due to the use of the proportionate consolidation method of accounting for the CMD joint venture. Working capital at October 31, 2002 was $1,947,823, compared to working capital, excluding the CMD cash of $2,723,835, at October 31, 2001 of $2,652,415.

The decreases in cash and cash equivalents and working capital at October 31, 2002 have resulted from the operating activities discussed above, investments made in the Company’s various mineral properties and projects discussed below, offset by cash proceeds received from the sale of the Chapada and Santo Inacio mineral properties.

The Company anticipates that it will complete an equity financing in fiscal 2003 to provide additional working capital for operations. The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other factors discussed below under the headings “Exploration and Development Risk Factors” and “Financing Risk Factors”.

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In October 2002, the United Nations Security Council was presented with a report prepared by a Panel of Experts established by the Security Council entitled “Final Report of the Panel of Experts on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo” (the “Report”). The Company is named in a part of the Report which identifies investors in the DRC whom the Panel consider to have acted in violation of the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises (the “Guidelines”). The Report does not indicate, in any way, how the Company is not compliant with the Guidelines. The Company considers that it operates to the highest ethical standards in the countries where it does business and fully complies with the applicable laws and regulations. The Company has twice written to the Secretary General and has also written to a ll members of the Security Council outlining its position and seeking clarification of the reference to it in the Report. In addition, the Company is actively seeking the details of the process and due diligence undertaken by the Panel. The Company will pursue its investigation further to the fullest extent once these details are received.

The Company has not accrued debts claimed by the former shareholders of IDAS, a subsidiary of the Company, aggregating approximately $246,000, as the Company has not been able to verify the debts.

Mineral Property Projects

As at October 31, 2002, amounts capitalized in respect of mineral properties decreased to $599,426, from $1,924,379 at October 31, 2001, chiefly reflecting the write-down of the Solwezi property discussed above. Capitalized mineral property evaluation costs increased to $4,269,478 at October 31, 2002, from $4,159,507 at October 31, 2001, reflecting costs incurred on the Company’s Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the “Agreement”) with Anglo American Corporation of South Africa Limited (“AAC”) to develop the Kolwezi Project (the “Project”) in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. CMD has been fully consolidated from May 31, 2002.

In October 1998, CMD signed a Convention with La Générale des Carrières et des Mines (“Gécamines”) and the Government of the Democratic Republic of Congo, and a Joint Venture Agreement with Gécamines for the transfer of ownership of the Project to a new company, KMT Sarl, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following a Presidential decree ratifying the

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Convention and necessary regulatory approvals, but the introduction of a new DRC mining code superseded these planned legal processes.

In April 2001, CMD and Gécamines initialed an agreement to amend the terms of the Project. Under the new terms, Gécamines will transfer the assets of the Project to KMT Sarl in exchange for $35,000,000, payable in installments, plus $1.50 per tonne of tailings treated in the metallurgical treatment plant. The first payment of $25,000,000 will be payable on the completion of a number of formalities, the most significant being approval by Presidential decree of the Convention. As these formalities have not been completed, no amounts related to this agreement have been recognized in the Consolidated Financial Statements. The remaining $10,000,000 installment is due on commencement of commercial production. KMT Sarl is also to pay Gécamines a royalty of 0.75% of the total mineral sales less commission, handling and transportation charges and other charges from the date of commencement of commercial production to the period in which all the loans incurred to finance the project are repaid. After all loans are repaid, the payment will increase to 1.50% of net sales.

Under these new arrangements, CMD must complete feasibility studies and obtain commitments for financing the project within a period of three years and six months from the establishment of KMT Sarl.

During the year ended October 31, 2002, a new mining code was established by the Government of the DRC which incorporates a new fiscal regime applicable to all mining projects. Also, the Company received acknowledgment from the Government of the DRC of the Company’s and Gécamines’ exploitation rights to the Project. Given the new mining code, and the associated fiscal regime, the Company expects to renegotiate the financial terms of the Project with Gécamines in fiscal 2003.

Much of the necessary feasibility study work has by now been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant program. An Environmental Audit and Scoping Study (the first stage of an Environmental and Social Impact Assessment) is now underway. Costs to develop the project to commercial production are expected to be in the range of $330 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or issuance of debt and equity interests of the Company.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the “Gécamines Agreement”) with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed for a period of up to 12 months after the completion of this definition phase, which event has yet to occur.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi project. The Company will only acquire interests in the Kipushi project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements, conforming with the new mining code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

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On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited (“Zincor”). Pursuant to the Option Agreement, Zincor had an option to elect to earn up to a 50% interest in the Kipushi Project.

On January 30, 2002, the Company signed a joint venture agreement with Zincor whereby Zincor can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures, including the conducting of feasibility studies, on the project. Zincor is not obliged to continue with the feasibility studies until: commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and Gécamines; security of tenure has been achieved via an agreement with Gécamines; and governmental approval has been received. Zincor will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Zincor of $200,000) over a 28 month period commencing upon the satisfaction of these conditions precedent. If these conditions are not met by September 30, 2004, the agreement will terminate.

Capitalized amounts in respect of the Kipushi Project increased from $4,159,507, at October 31, 2001, to $4,269,478, at October 31, 2002. The $109,971 capitalized in 2002 relate mainly to legal work on the various agreements and to maintaining an office in the DRC to manage the project and maintain relationships with Gécamines and the Government of the DRC.

The Company, Zincor and Gécamines have agreed to meet early in calendar 2003 to revise the Gécamines Agreement to take account of Zincor’s involvement and the DRC’s new mining code, and to update the operational assumptions. Following a satisfactory outcome, it is planned to commence the feasibility study.

Angola Licences

The Company’s wholly-owned subsidiary, IDAS Resources N.V. (“IDAS”), a Netherlands Antilles company acquired in 1998, was a 50-50 joint venture partner with Endiama, the Angola state mining company, with respect to a Prospecting Licence (the “Cuango International” area) and a Mining Licence (the “Luremo” area) in Angola.

In December, 2000, IDAS agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering approximately 3,000 km2 and including the same stretch of the Cuango River.

In its results for the year ended October 31, 2000, the Company wrote down the deferred costs relating to the Angolan property to $1 due to the prolonged inability of the Company to access the Angolan mineral properties as a result of civil unrest and the absence of written confirmation of the new licence area.

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama and IDAS. These included a prospecting licence, which comprises approximately 2,690 km2 in the Cuango River floodplain, and an adjacent exploitation licence (“Camutue”), which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola, and together they cover approximately the same ground as the earlier Luremo Mining Licence. The Company re-commenced deferring costs related to the Angolan property following the award of the new licences.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure of the formation of a new company (“Newco”) which will hold the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding.

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Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure that IDAS maintains continued voting control. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and call for a minimum investment over three years of $1,500,000 by IDAS for each of the two licences. The board of directors of Newco is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and the articles of association of Newco, which instruments, collectively, will govern the project.

Any distributable proceeds derived by IDAS from its mineral concessions in Angola are subject to an aggregate 20% net profit interest to a maximum of $56,000,000.

Solwezi Property, Zambia

The Company has a prospecting licence, which is approximately 950 km2, in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As the Company has not incurred any significant expenditures on the property since early in its 2000 fiscal year, it has written down the property to $1 during the year ended October 31, 2002, in accordance with Canadian generally accepted accounting principles. The Company continues to hold the licence and to evaluate future possibilities with respect to it.

The licence is situated adjacent to the border of the DRC, near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

Chapada Property, Brazil

On May 28, 2001, the Company signed an agreement to sell the Chapada mineral properties and plant, equipment and motor vehicles for a total consideration of $550,000. As the carrying value exceeded this consideration, the Company wrote down the Chapada mineral properties by $468,257, to $550,000, during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during each of the years ended October 31, 2001 and 2002.

Santo Inacio Properties, Brazil

During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

On July 18, 2001, the Company signed an agreement to sell the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on the sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following final approval of the sale by the Toronto Stock Exchange.

All the Company’s Brazilian properties have now been sold and the Company’s two subsidiaries in the country are being wound up.

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Terra Investment, Russia

In May 2001, the Company reached a final settlement agreement concerning its $800,000 convertible loan receivable from Terra. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the convertible loan by $480,000, to $320,000, during the year ended October 31, 2001.

General Risk Factors

The Company is exposed to a number of general risks that could affect its assets and liabilities, financial position and future prospects. Some risks are substantially outside the control of the Company. These include:

•	Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities. Such changes include:

adverse changes in cobalt, copper, zinc and diamond prices reducing the economic viability of projects.

changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.

strength of the equity and share markets in Canada and throughout the world.

•	Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.

•	Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include:

•	The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals.

•	Development of the Company’s resource properties will follow only upon satisfactory results from property assessments. These assessments include: the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

•	The economic feasibility of any individual project is based upon estimates of, inter alia, mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices.

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Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns will differ materially from those contained in feasibility studies.

•	The agreement with Gécamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements, conforming with the new mining code, can be negotiated with Gécamines and the Government of the DRC.

•	The Company’s mineral operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company’s focus is on the evaluation of its existing mineral properties and projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop these mineral properties and projects.

Specifically, the Company intends to:

•	negotiate with Gécamines and the Government of the DRC the necessary changes to the financial terms of the Kolwezi Project in the light of the new mining code and associated fiscal regime;

•	complete a full feasibility study (including, inter alia, an Environmental and Social Impact Assessment, detailed and value engineering, and marketing studies) on the Kolwezi Project;

•	negotiate necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;

•	through its joint venture with Kumba Base Metals, conduct a feasibility study on a phased project for the Kipushi Project;

•	complete negotiations with Endiama and Twins concerning the commercial terms governing the prospecting and exploitation of diamond deposits on the Angolan properties, and incorporate

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Newco to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity;

•	continue to evaluate new mineral property acquisition opportunities as they arise;

•	finance these activities through a combination of existing resources, additional debt or equity financings of the Company, and/or project debt or equity financings

.

Actual results in the future may differ materially from our present assessment of the Company’s position because future events and circumstances may not occur as expected.

Selected Quarterly Information

	2002

	Q1	Q2	Q3	Q4	Total

Administration costs	$375,778	$435,864	$433,873	$455,010	$1,690,525
Interest income	$11,057	$6,991	$6,129	$3,203	$27,380
Other income	$20,000	$—	$10,376	$270	$30,646
Write down of capital assets	$—	$—	$—	$—	$—
Write down of mineral properties	$—	$—	$—	$1,824,127	$1,824,127
Write down of convertible loans	$—	$—	$—	$—	$—
Write down of amounts receivable	$3,852	$—	$—	$1,947	$5,799
Mineral property evaluation costs	$8,111	$20,509	$7,847	$8,684	$45,151
Foreign exchange loss (gain)	$(7,566)	$8,730	$3,626	$20,708	$25,498
Loss for period	$349,118	$458,112	$428,841	$2,297,003	$3,533,074
Loss per share	$0.01	$0.01	$0.01	$0.07	$0.11

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	2001

	Q1	Q2	Q3	Q4	Total

Administration costs	$423,805	$516,258	$488,540	$335,970	$1,764,573
Interest income	$61,460	$40,151	$31,021	$20,688	$153,320
Other income	$—	$—	$—	$389	$389
Write down of capital assets	$—	$—	$—	$43,177	$43,177
Write down of mineral properties	$—	$468,257	$—	$—	$468,257
Write down of convertible loans	$—	$480,000	$—	$—	$480,000
Mineral property evaluation costs	$41,410	$21,993	$113,621	$20,418	$197,442
Foreign exchange loss (gain)	$(7,188)	$11,180	$4,521	$(17,193)	$(8,680)
Loss for period	$396,567	$1,457,537	$575,661	$361,295	$2,791,060
Loss per share	$0.01	$0.05	$0.02	$0.01	$0.09

C.    Research and Development, Patents and Licenses, etc.

The work on the Kolwezi pilot plant program yielded an invention relating to the removal of impurities in the cobalt circuit, for which CMD has applied for a patent. (As part of the acquisition of AAC’s 50% shareholding in CMD, it was agreed the final patent application should be in the joint names of CMD and Anglo American). The Company is, however, a natural resource company and does not normally engage in research and development activities.

D.    Trend Information.

The Company is a natural resource company engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. Consequently, there is no production, sales, or inventory in the conventional sense. The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the metals or precious stones produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

The following table lists as of March 3, 2003 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Country of Residence (1)	Position (s) held	Date of First Appointment	Age
Etienne Denis (2) Belgium	Director	October, 1999	60
Paul C. MacNeill (3) Canada	Director	March, 1998	48
Stephen F. Malouf United States of America	Director	August, 1997	49
Timothy Read England	President, Chief Executive Officer and Director	January, 1999	56
Gregg J. Sedun (2) Canada	Corporate Secretary and Director	April, 1995	45
Bernard Vavala (2) (3) United States of America	Chairman of the Board and Director	January, 1998	45
Patrick J. Walsh (3) Canada	Director	January, 1998	56
Bernard Pryor England	Chief Operating Officer	August, 1999	45
Thomas David Button England	Chief Financial Officer	February, 2001	54

(1)	The information as to country of residence and the details listed below as to the principal occupation of the directors and executive officers is not within the knowledge of the management of the Company and has been furnished by the respective directors and executive officers.
(2)	Member of the Company’s Compensation Committee.
(3)	Member of the Company’s Audit Committee.

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Resumes

The following is a brief description of the employment background of the Company’s directors and senior management:

Etienne Denis, Director

Mr. Denis has served as a director of the Company since October 11, 1999. Mr. Denis is an Executive Vice-President and director of Umicore S.A. (formerly Union Minière S.A.), a mining company with which Mr. Denis has been employed since 1974.

Mr. Denis holds a degree of Doctor of Sciences from Catholic University of Louvain in Belgium.

Paul C. MacNeill, Director

Mr. MacNeill has served as a director of the Company since March 19, 1998. Mr. MacNeill is a lawyer who practices securities and corporate finance law in Vancouver, British Columbia. Prior to November 2002, Mr. MacNeill was a partner of the Vancouver, British Columbia law firm of Campney & Murphy, where he has practiced securities and corporate finance law for the past 18 years. Mr. MacNeill is a member of the Bar of the Province of British Columbia. Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties.

Mr. MacNeill has a Bachelor of Laws degree from the University of Toronto.

Stephen F. Malouf, Director

Mr. Malouf has served as a director of the Company since August 11, 1997. Mr. Malouf is an attorney with the of the Dallas Texas law firm of The Law Offices of Stephen F. Malouf, P.C., and was previously a partner of the Dallas Texas law firm of Waggoner, Malouf Aldous LLP. Mr. Malouf is also a director of Diamond Fields International Ltd., a diamond mining company, of which Jean-Raymond Boulle is the Chairman, CEO and a major shareholder. (See Item 7A — Major Shareholders.)

Timothy Read, President, Chief Executive Officer and Director

Mr. Read has served as the President, Chief Executive Officer and a director of the Company since January 15, 1999. Prior to joining the Company, Mr. Read was Managing Director of Investment Banking at Merrill Lynch in London, England for three years. Previous to that, Mr. Read was an Investment Banker and the Head of Mining at Smith New Court, also in London.

Mr. Read has a Bachelor of Arts (Economics) degree from the University of Strathclyde in Glasgow, Scotland and was accepted as a member of the London Stock Exchange in June of 1972.

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Gregg J. Sedun, Corporate Secretary and Director

Mr. Sedun has served as Corporate Secretary and a director of the Company since April 28, 1995. Mr Sedun is the President and a Director of Pacific Source Capital Ltd., located in Vancouver, British Columbia, since 1997. Mr. Sedun was a partner of the law firm De Witt Sedun, and previously Rand Edgar Sedun, since 1989. Mr. Sedun is also a director of Diamond Fields International Ltd., a diamond mining company, of which Jean-Raymond Boulle is the Chairman, CEO and a major shareholder. (See Item 7A — Major Shareholders.)

Mr. Sedun holds a Bachelor of Laws Degree from the University of Manitoba.

Bernard Vavala, Chairman of the Board and Director

Mr. Vavala has served as Chairman of the Company since April 30, 1998 and as a director of the Company since January 11, 1998. Mr. Vavala is a private investor, and prior to joining the Board, he was a Ratings Officer with Standard & Poors Corporation, located in New York, since 1985.

Mr. Vavala holds a Bachelor of Laws degree from the University of Connecticut and a Bachelor of Arts from Brown University.

Patrick J. Walsh, Director

Mr. Walsh has served as a director of the Company since January 11, 1998. Mr. Walsh was Vice-President of Greycliff Securities, located in Dallas, Texas from 1987 to 1991. Mr. Walsh has been retired since 1991.

Mr. Walsh holds a Bachelor of Arts degree from Sir George Williams University, located in Montreal, Quebec.

Bernard Pryor, Chief Operating Officer

Mr. Pryor has served as Chief Operating Officer of the Company since August 1, 1999. Prior to joining the Company, Mr., Pryor was the Chief Operating Officer of Western Pinnacle Mining Ltd., from January 1997 to December 1, 1998, and was a metallurgical engineer with Minproc Engineers Limited from 1989 to 1997.

Mr. Pryor is a chartered metallurgical engineer, having undertaken his studies at the Royal School of Mines in London, England.

Thomas David Button, Chief Financial Officer

Mr. Button has served as Chief Financial Officer of the Company since February, 2001. Mr Button has more than 25 years international mining industry experience, principally gained with Rio Tinto for whom his roles included President, Rio Tinto Russia; Senior Vice-President Finance, QIT-Fer et Titane; and Managing Director, Rio Tinto Aluminium Holdings.

Mr. Button has a Master of Science degree in Business Studies from the London Business School and a Master of Arts in Mathematics from Oxford University.

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There are no family relationships among the members of the board of directors or the members of senior management of the Company. Mr. Denis, a director of the Company, is also Executive Vice President of Umicore S.A., and Umicore S.A.’s representative on the Board. See “Item 7A — Major Shareholders” for further particulars.

B.    Compensation.

The compensation paid to the directors of the Company is detailed in the Company’s Management Information Circular prepared for the 2002 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the four highest paid executive officers of the Company is detailed in the Company’s Management Information Circular under the section entitled “Executive Remuneration” prepared for the 2002 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

Compensation of directors for their services as directors and on Committees of the board are detailed in the Company’s Management Information Circular under the section entitled “Compensation of Directors” prepared for the 2002 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

C.    Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company is scheduled to hold its 2002 Annual General Meeting on April 30, 2003. The next Annual General Meeting of the Shareholders of the Company has not been scheduled but must be held no later than April 30, 2004.

The Company’s board of directors has only two committees — an Audit Committee (currently comprised of directors Paul C. MacNeill, Bernard Vavala and Patrick J. Walsh) and a Compensation Committee (currently comprised of directors Etienne Denis, Gregg J. Sedun and Bernard Vavala). The members of each of these committees do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are not subject to any specific terms of reference.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and certain other documents required by regulatory authorities. The Audit Committee is mandated to meet, and also to consult the auditors, in the absence of management. During the year ending October 31, 2002, this Committee met four times.

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The Compensation Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. This Committee did not meet during the year ending October 31, 2002.

D.    Employees.

The following table lists the numbers of employees and their geographical locations as at each of the fiscal years ended October 31, 2002, 2001 and 2000:

Location	October 31, 2002	October 31, 2001	October 31, 2000
Europe	6	6	8
Africa	31	30	31
North and South America	1	2	7
Totals	38	38	46

The employees provide management, technical and administrative services for the Company. The Company considers its employee relationships to be satisfactory. The Company’s employees are not represented by labor unions and the Company is not aware of any attempts to organize our employees.

E.    Share Ownership.

The following table sets forth, as of March 3, 2003, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of senior management and directors of the Company is to the Company’s best knowledge based on information obtained from the Company’s transfer agent.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature		Percentage of Class
Common	Etienne Denis Belgium	7,100,000	(1)	19.9%

Common	Paul C. MacNeill Canada	100,000	(2)	0.31%

Common	Stephen F. Malouf United States of America	379,000	(3)	1.18%

Common	Timothy Read England	835,000	(4)	2.54%

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Title of Class	Name and Address of Beneficial Owner	Amount and Nature		Percentage of Class
Common	Gregg J. Sedun Canada	288,500	(5)	0.90%

Common	Bernard Vavala United States of America	461,800	(6)	1.43%

Common	Patrick J. Walsh Canada	150,000	(7)	0.46%

Common	Bernard Pryor England	250,000	(8)	0.77%

Common	Thomas David Button England	200,000	(9)	0.62%

Common	All Directors and Officers as a group (9 individuals)	9,764,300	(10)	25.99%

(1)	Comprises 3,550,000 shares and 3,550,000 warrants with an exercise price of CDN$3.50 (which warrants are exercisable presently or within 60 days) that are held by Umicore S.A., a company of which Mr. Denis is a director and officer, and as to which Mr. Denis disclaims beneficial ownership.
(2)	Comprises 100,000 options with an exercise price of CDN$0.60 (which options are exercisable presently or within 60 days).
(3)	Comprises 264,000 shares and 115,000 options with an exercise price of CDN$0.60 (which options are exercisable presently or within 60 days).
(4)	Comprises 35,000 shares and 800,000 options with an exercise price of CDN$1.10 (which options are exercisable presently or within 60 days).
(5)	Comprises 188,500 shares and 100,000 options with an exercise price of CDN$0.60 (which options are exercisable presently or within 60 days).
(6)	Comprises 296,800 shares and 165,000 options with an exercise price of CDN$0.60 (which options are exercisable presently or within 60 days).
(7)	Comprises 150,000 options with exercise prices ranging from CDN$2.15 to CDN$3.65, (which options are exercisable presently or within 60 days).
(8)	Comprises 250,000 options with an exercise prices of CDN$0.60, (which options are exercisable presently or within 60 days).
(9)	Comprises 200,000 options with an exercise prices of CDN$0.60, (which options are exercisable presently or within 60 days).
(10)	Includes 3,550,000 warrants with an exercise price of CDN$3.50 (which warrants are exercisable presently or within 60 days) that are held by Umicore S.A., a company of which one of the directors is a director and officer, and 1,880,000 options held by the directors and officers as disclosed above (exercisable presently or within 60 days).

As at March 3, 2003, the directors and officers of the Company, as a group, beneficially owned 784,300 Common Shares representing 2.44% of the Common Shares issued and also held incentive stock options pursuant to which up to 1,880,000 Common Shares can be purchased. In addition, Umicore S.A., a company of which Mr. Denis, a director of the Company, is an officer and employee of, owns 3,550,000 Common Shares representing 11.05% of the Common Shares issued and also held share purchase warrants pursuant to which up to 3,550,000 Common Shares can be purchased.

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

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The Company is a publicly owned corporation, the majority of the Common Shares of which are owned by persons resident outside the United States. To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.

As at March 3, 2003, the Company believes that approximately 9,149,813 of the issued and outstanding common shares were held by 95 shareholders with addresses in the United States. A number of these shares are held in “street” name and may, therefore, be held by several beneficial owners.

As at March 3, 2002, to the best of the Company’s knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company. The Company’s major shareholders do not have different voting rights than other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Jean-Raymond Boulle	9,509,107(1)	29.59%
Umicore S.A.	3,550,000(2)	11.05%

(1)	Of these shares, 60,035 are registered in the name of America Diamond Corp, being wholly-owned by Mr. Boulle. The balance are registered in the name of Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2)	Etienne Denis, a director of the Company, is also Executive Vice President, Services of Umicore S.A.

B.    Related Party Transactions.

During the year ended October 31, 2002, the Company has paid or accrued an aggregate of $99,958 (2001 — $97,843; 2000 — $109,508) for legal services to a law firm in which a director of the Company was a partner during the year.

During the year ended October 31, 2002, no related party transactions occurred other than as described above.

C.    Interests of Experts and Counsel.

Not Applicable.

Item 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information.

Exhibited hereto are Consolidated Financial Statements audited by an independent auditor and accompanied by an audit report including comments by auditors for U.S. readers on Canada — U.S. reporting difference, comprised of consolidated balance sheets as at October 31, 2002 and 2001, consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2002 and related notes.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

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B.    Significant Changes.

There have been no significant changes since the date of the Company’s annual financial statements.

Item 9.    The Offer and Listing.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the “TSX”) on October 17, 1996. On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. The Company’s common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company’s common shares in the United States.

A.    Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of the Company’s 2003 fiscal year, and (c) for the six months from September 2002 to February 2003.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended October 31	High	Low
1998	$6.00	$1.20
1999	$2.98	$0.75
2000	$2.08	$0.36
2001	$1.26	$0.18
2002	$0.90	$0.35

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2003
Period Ended:	High	Low
January 31, 2001	$0.46	$0.18
April 30, 2001	$1.26	$0.44
July 31, 2001	$0.85	$0.31
October 31, 2001	$0.75	$0.30
January 31, 2002	$0.75	$0.35

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High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the First Quarter of Fiscal 2003
Period Ended:	High	Low
April 30, 2002	$0.64	$0.35
July 31, 2002	$0.90	$0.38
October 31, 2002	$0.85	$0.40
January 31, 2003	$0.71	$0.45

High and Low Prices for the Most Recent Six Months
Period Ended:	High	Low
September 30, 2002	$0.74	$0.46
October 31, 2002	$0.85	$0.40
November 30, 2002	$0.71	$0.47
December 31, 2002	$0.55	$0.45
January 31, 2003	$0.61	$0.45
February 28, 2003	$0.60	$0.51

On October 31, 2002, the closing price of the Common Shares on the TSX was CDN$0.55 share and on March 3, 2003, the closing price of the Common Shares on the TSX was CDN$0.58 per share.

B.    Plan of Distribution.

Not Applicable

C.    Markets.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the “TSX”) on October 17, 1996. On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. The Company’s common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company’s common shares in the United States.

D.    Selling Shareholders.

Not Applicable.

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E.    Dilution.

Not Applicable

F.    Expenses of the Issue.

Not Applicable

Item 10.    Additional Information.

A.    Share Capital.

Not Applicable

B.    Memorandum and Articles of Association.

Incorporation

The Company was incorporated by registration of its memorandum in British Columbia. Canada, under Certificate of Incorporation number 200094 on November 16, 1979. The Company was continued under the laws of Yukon Territory by articles of continuance on August 11, 1995. In accordance with the Company’s Articles of Continuance, the Company is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Yukon Territory. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Yukon Territory.

Powers and Functions of the Directors

The powers and functions of the Directors are set forth in the Yukon Business Corporations Act and in the Company’s By-Laws, which were adopted and filed as of the date of its continuation into the Yukon Territory. They provide:

(a)	A Director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such Director shall be counted in the quorum at the meeting of the Directors at which the proposal, arrangement or contract is approved;

(b)	The Directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	There are no limitations on the exercise by the Directors of the Company’s borrowing powers;

(d)	There are no provisions for the retirement or non-retirement of Directors under an age limit;

(e)	There is no requirement for a Director to hold any shares in the Company.

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Rights and Restrictions Attached to the Shares

The Company’s authorized capital consists of an unlimited number of Class “A” common shares without par value (the “Common Shares”). As all of the Company’s authorized and issued shares are of one class, the Company’s Articles of Continuation provide that all authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of two-thirds of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the Company’s issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Company’s Articles of Continuation do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company’s Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company’s Articles requiring share ownership to be disclosed. The securities laws of the Provinces of British Columbia and Ontario require disclosure of shareholdings by:

(a)	insiders who are directors or senior officers of the Company and;
(b)	a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Securities legislation in the Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

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C.    Material Contracts.

Other than as already disclosed elsewhere in this Annual Report under the “Item 4 — Information on the Company”, the Company has not entered into any material contracts during the prescribed time period.

D.    Exchange Controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10E., Taxation”.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presume d to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2003 WTO Review Threshold is CDN$223,000,000.

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If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$223,000,000 (in 2003) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with a ny other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be

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significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E.    Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the Company or people acting on its behalf. The Company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

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(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation — Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for service s, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire

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common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Compan y, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends r eceived deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

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Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10%

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Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended October 31, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation

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qualifies as both a PFIC and a CFC (as defined above) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (see more detailed discussion at “Controlled Foreign Corporation” above).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again

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qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nonde ductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common

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shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, o r the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F.    Dividends and Paying Agents.

Not Applicable

G.    Statement by Experts.

Not Applicable

H.    Documents on Display.

Any statement in this Annual Report about any of the Company’s contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain

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copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the offices of the Company’s solicitors, Campney & Murphy, at Suite 2100, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. All of the documents referred to above are in English.

THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY’S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.    Subsidiary Information.

Not Applicable

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

Item 12.    Description of Securities Other than Equity Securities.

Not Applicable

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PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15.    Controls and Procedures

(a)	Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) and Rule 15d-15(c) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.
(b)	There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements.

See the Financial Statements attached hereto and filed as part of this Annual Report.

The Company’s Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 14 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company and notes thereto as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, Independent Chartered Accountants, and the comments by auditors for U.S. readers on Canada-U.S. reporting difference, are included herein immediately preceding the Consolidated Financial Statements.

For Audited Financial Statements for the years ended October 31, 2002, 2001 and 2000 please see Item 19 below.

Item 18.    Financial Statements.

Not Applicable

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Item 19.    Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Consolidated Financial Statements of the Corporation at October 31, 2002 as filed with the Canadian Securities Regulators.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Corporation
—	Auditors’ Report on Consolidated Financial Statements
—	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
—	Consolidated Balance Sheets as of October 31, 2002 and October 31, 2001
—	Consolidated Statements of Operations and Deficit for the years ended October 31, 2002, October 31, 2001 and October 31, 2000
—	Consolidated Statements of Cash Flows for the years ended October 31, 2002, October 31, 2001 and October 31, 2000
—	Notes to the Consolidated Financial Statements of the Corporation

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit
1.1(1)	Memorandum and Articles of Incorporation dated November 16, 1979
1.2(1)	Amended Memorandum and Articles of Incorporation dated August 2, 1983
1.3(1)	Amended Memorandum and Articles of Incorporation dated March 11, 1987
1.4(1)	Amended Memorandum and Articles of Incorporation dated June 29, 1993
1.5(1)	Amended Memorandum and Articles of Incorporation dated August 8, 1995
1.6(1)	Articles of Continuation and By-Laws dated August 11, 1995
3.1(2)	Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities—April 1996

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3.2(2)	Subscription and Joint Venture Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—June 1998
3.3(2)	Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines (“Gécamines”) and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project — November 1998
3.4(2)	Contract of Association between La Générale des Carrières et des Mines (“Gécamines”) and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project—October 1998
3.5(2)	Option Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine—July 2000
3.6(2)	Project Implementation Deed between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project—May 2001
3.7(2)	Deed of Compliance between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed—May 2001
3.8(2)	Joint Venture Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine—January 2002
3.9	Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—July 10, 2002
3.10	Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—July 10, 2002
3.11	Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)
3.12	Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003
3.13	Management Information Circular dated March 10, 2003

(1)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 1999.
(2)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2001.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMERICA MINERAL FIELDS INC. (Registrant)

/s/ “Tim Read”___________ Tim Read, CEO and Director
Date: March 14, 2003

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CERTIFICATION

I, Timothy Read, President, Chief Executive Officer and Director certify that:

1.		I have reviewed this annual report on Form 20-F of America Mineral Fields Inc. (the “Registrant”);
2.		Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.		Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4.		The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:
	(a)	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.		The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):
	(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and
	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and
6.		The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ “Timothy Read”
Timothy Read
Chief Executive Officer and Director

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CERTIFICATION

I, Thomas David Button, Chief Financial Officer certify that:

1.		I have reviewed this annual report on Form 20-F of America Mineral Fields Inc. (the “Registrant”);
2.		Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.		Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4.		The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:
	(a)	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.		The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):
	(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and
	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and
6.		The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ “T.D. Button”
Thomas David Button
Chief Financial Officer

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Exhibit Index

Exhibit
1.1(1)	Memorandum and Articles of Incorporation dated November 16, 1979
1.2(1)	Amended Memorandum and Articles of Incorporation dated August 2, 1983
1.3(1)	Amended Memorandum and Articles of Incorporation dated March 11, 1987
1.4(1)	Amended Memorandum and Articles of Incorporation dated June 29, 1993
1.5(1)	Amended Memorandum and Articles of Incorporation dated August 8, 1995
1.6(1)	Articles of Continuation and By-Laws dated August 11, 1995
3.1(2)	Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities—April 1996
3.2(2)	Subscription and Joint Venture Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—June 1998
3.3(2)	Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines (“Gécamines”) and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—November 1998
3.4(2)	Contract of Association between La Générale des Carrières et des Mines (“Gécamines”) and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project—October 1998
3.5(2)	Option Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine—July 2000
3.6(2)	Project Implementation Deed between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project—May 2001
3.7(2)	Deed of Compliance between America Mineral Fields, Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed—May 2001
3.8(2)	Joint Venture Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine—January 2002
3.9	Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—July 10, 2002
3.10	Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project—July 10, 2002
3.11	Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)
3.12	Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003
3.13	Management Information Circular dated March 10, 2003

(1)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 1999.
(2)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2001.

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Consolidated Financial Statements
(Expressed in United States dollars)

AMERICA MINERAL FIELDS INC.

Years ended October 31, 2002, 2001 and 2000

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KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Telefax	(604) 691-3031
Box 10426, 777 Dunsmuir Street	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT

To the Board of Directors
America Mineral Fields Inc.

We have audited the consolidated balance sheets of America Mineral Fields Inc. as at October 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
December 20, 2002

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated December 20, 2002, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
December 20, 2002

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

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AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 2002 and 2001

	2002	2001

Assets

Current assets:
Cash and cash equivalents	$2,065,220	$2,707,043
Joint venture cash and cash equivalents (note 5)	—	2,723,835
Amounts receivable and prepaid expenses	199,883	602,663
Loan receivable (note 3)	—	1,000,000

	2,265,103	7,033,541

Equipment (note 4)	45,563	87,584

Mineral properties (note 5)	599,426	1,924,379

Mineral property evaluation costs (note 6)	4,269,478	4,159,507

	$7,179,570	$13,205,011

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$317,280	$657,291
Loan payable (note 3)	—	1,000,000

	317,280	1,657,291

Deferred gain on contribution of assets to joint venture (note 5)	—	1,152,356

Shareholders’ equity:
Share capital (note 9)	39,243,378	39,243,378
Deficit	(32,381,088)	(28,848,014)

	6,862,290	10,395,364

	$7,179,570	$13,205,011

Nature of operations (note 1)
Commitments and contingencies (note 13)
Subsequent events (notes 5(b) and 9(d))

See accompanying notes to consolidated financial statements.

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AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

	2002	2001	2000

Administration costs:
Amortization	$31,550	$44,534	$58,438
Bank charges and interest	7,027	6,818	8,382
Investor relations	115,669	145,491	110,297
Office and administration	284,909	289,140	340,133
Professional fees	306,560	316,425	445,385
Regulatory authorities filing fees	12,010	5,844	4,771
Salaries and wages	814,114	897,621	986,825
Transfer agent	12,005	16,845	18,390
Travel and accommodation	106,681	41,855	144,597

	1,690,525	1,764,573	2,117,218

Other:
Interest income	(27,380)	(153,320)	(290,256)
Other income	(30,646)	(389)	(19,213)
Write-down of equipment	—	43,177	—
Write-down of mineral properties (note 5)	1,824,127	468,257	6,052,250
Write-down of convertible loans (note 7)	—	480,000	—
Write-down of accounts receivable	5,799	—	—
Mineral property evaluation costs	45,151	197,442	55,570
Foreign exchange loss (gain)	25,498	(8,680)	(17,004)

	1,842,549	1,026,487	5,781,347

Loss for the year	(3,533,074)	(2,791,060)	(7,898,565)

Deficit, beginning of year	(28,848,014)	(26,056,954)	(18,158,389)

Deficit, end of year	$(32,381,088)	$(28,848,014)	$(26,056,954)

Basic and diluted loss per share	$(0.11)	$(0.09)	$(0.25)

Weighted average number of common shares outstanding	32,119,738	32,119,738	32,194,659

See accompanying notes to consolidated financial statements.

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AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

	2002	2002	2002

Cash provided by (used in):

Operations:
Loss for the year	$(3,533,074)	$(2,791,060)	$(7,898,565)
Items not involving cash:
Amortization	31,550	44,534	58,438
Gain on disposal of equipment	(10,646)	—	(19,213)
Write-down of equipment	—	43,177	—
Write-down of mineral properties	1,824,127	468,257	6,052,250
Write-down of convertible loans	—	480,000	—
Write-down of accounts receivable	5,799	—	—
Changes in non-cash operating working capital:
Decrease (increase) in amounts receivable and prepaid expenses	121,981	(88,243)	40,086
Increase (decrease) in accounts payable and accrued liabilities	(340,011)	(739,443)	153,838

	(1,900,274)	(2,582,778)	(1,613,166)

Investments:
Purchase of equipment	(6,730)	(6,806)	(12,568)
Proceeds on sale of equipment	12,176	780	49,500
Expenditures on mineral properties	(1,637,721)	(2,172,855)	(1,248,314)
Proceeds on sale of Chapada Mineral properties	275,000	275,000	—
Expenditures on mineral property evaluation costs	(108,109)	(221,318)	(236,640)
Kipushi option purchase fee	—	50,000	—
Repayment of convertible loan	—	320,000	—

	(1,465,384)	(1,755,199)	(1,448,022)

Financing:
Issue of share capital for cash, net	—	—	9,266

Decrease in cash	(3,365,658)	(4,337,977)	(3,051,922)

Cash, beginning of year	5,430,878	9,768,855	12,820,777

Cash, end of year	$2,065,220	$5,430,878	$9,768,855

Supplementary information:
Interest received, net	$27,380	$153,320	$281,875
Non-cash transactions:
Sale of Chapada Mineral properties for account receivable	—	374,426	—
Sale of property, plant and equipment for accounts receivable	—	11,585	—

 Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

See accompanying notes to consolidated financial statements.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

1.	Nature of operations:

America Mineral Fields Inc., was incorporated under the laws of British Columbia and continued under Business Corporations Act (Yukon) on August 11, 1995. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company’s mineral claims, confirmation of the Company’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

A significant portion of the Company’s operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo.

If the Company is unable to achieve its short-term business objectives it may be required to reduce operations.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 14.

(a) Basis of presentation and consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in the Congo Mineral Developments Limited (“CMD”) joint venture was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD (note 5(a)). Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from that date forward.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

	(b)	Foreign currency translation:

		The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

		Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

	(c)	Cash equivalents:

		Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

	(d)	Equipment:

		Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

		Asset	Rate

		Exploration equipment	20%
		Office equipment	20%
		Automobiles	25%

	(e)	Mineral properties:

		The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

		The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

	(f)	Mineral property evaluation costs:

The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

	(g)	Stock-based compensation:

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options is credited to share capital.

	(h)	Income taxes:

During the year ended October 31, 2001, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new standards relating to accounting for income taxes. Under the new standard, future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Prior to the adoption of this new accounting standard, the Company accounted for income taxes using the deferral method whereby deferred income tax expense was determined based on differences in timing of recognition of revenue and expense items for accounting and income tax purposes, and was measured using tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward were not recognized unless there was virtual certainty that they would be realized.

The Company has adopted the new income tax accounting standard retroactively with restatement and the Company has determined that there is no effect on prior years’ results. The Company’s net future tax assets are offset by a valuation allowance.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

	(i)	Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Shares held in escrow are excluded in the computation of earnings per share until the conditions for their release are satisfied.

	(j)	Disclosures about fair value of financial instruments:

The carrying amounts of cash and cash equivalents, joint venture cash and cash equivalents, amounts receivable, loan receivable, accounts payable and accrued liabilities and loan payable approximate their fair values because of the short term to maturity of those instruments.

	(k)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and projects and the determination of tax value of assets and liabilities and the amount of loss carry forwards used to calculate future income tax assets and the related valuation allowance. Actual results could differ from those estimates.

	(l)	New accounting standards:

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” - (“AcG 11”). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the Company's 2001 fiscal year.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 –“Accounting by Mining Enterprises for Exploration Costs” which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(l) New accounting standards (continued):

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment, because, to the date of these consolidated financial statements, no pre-operating costs have been deferred.

3.	Loan receivable and loan payable:

During the year ended October 31, 1999, CMD loaned $2,000,000 to each of the Company and the other 50% investor in the CMD joint venture. The loans were due on demand, non-interest bearing and unsecured. The loan receivable recorded by the Company at October 31, 2001 of $1,000,000 is the Company’s share of CMD’s loan receivable from the other investor in the joint venture. The loan payable recorded by the Company at October 31, 2001 of $1,000,000 represents the amount that was effectively payable to the other 50% investor in the joint venture.

Effective May 31, 2002, the Company acquired the 50% of CMD that it did not already own and assumed the $2,000,000 debt owed to CMD by the other joint venture party (note 5(a)). Accordingly, each of these loans now eliminates on consolidation of CMD.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

4.	Equipment:

	2002		Cost	Accumulated amortization	Net book value

	Exploration equipment		$41,935	$41,550	$385
	Office equipment		272,931	242,330	30,601
	Automobiles		276,760	262,183	14,577

			$591,626	$546,063	$45,563

	2001		Cost	Accumulated amortization	Net book value

	Exploration equipment		$41,935	$41,000	$935
	Office equipment		267,728	207,836	59,892
	Automobiles		276,760	250,003	26,757

			$586,423	$498,839	$87,584

5.	Mineral properties:

	Amounts deferred in respect of mineral properties consist of the following:

	2002	DRC Kolwezi	Angola	Zambia Solwezi	Total

	Deferred, October 31, 2001	$6,847,644	$100,251	$1,824,128	$8,772,023

	Capital equipment	30,770	—	—	30,770
	Consulting	86,866	62,358	—	149,224
	Engineering	144,094	—	—	144,094
	Exploration office and accounting	89,493	67,333	—	156,826
	Geology	21,379	—	—	21,379
	Interest received	(37,319)	—	—	(37,319)
	Legal	343,640	84,968	—	428,608
	Other	14,803	1,492	—	16,295
	Salaries	529,262	17,096	—	546,358
	Site management	73,722	—	—	73,722
	Travel	52,333	69,240	—	121,573

		1,349,043	302,487	—	1,651,530
	Write-off of mineral properties	—	—	(1,824,127)	(1,824,127)

	Deferred, October 31, 2002	8,196,687	402,738	1	8,599,426
	Deferred gain on contribution to joint venture	(8,000,000)	—	—	(8,000,000)

	Balance, October 31, 2002	$196,687	$402,738	$1	$599,426

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

5.	Mineral properties (continued):

	2001	DRC Kolwezi	Angola	Zambia Solwezi	Brazil Chapada & Santo Inacio	Total

	Deferred, October 31, 2000	$4,753,362	$1	$1,822,175	$1,017,682	$7,593,220

	Business conference sponsorship	10,000	—	—	—	10,000
	Capital equipment	38,108	—	—	—	38,108
	Consulting	96,682	40,685	—	—	137,367
	Engineering	1,034,511	—	—	—	1,034,511
	Exploration office and accounting	15,074	45,434	—	575	61,083
	Geology	139,110	—	—	—	139,110
	Interest received	(188,323)	—	—	—	(188,323)
	Legal	566,799	—	1,953	—	568,752
	Other	4,720	—	—	—	4,720
	Salaries	265,567	—	—	—	265,567
	Site management	107,065	—	—	—	107,065
	Travel	4,969	40,098	—	—	45,067

		2,094,282	126,217	1,953	575	2,223,027

	Write-off of mineral properties	—	—	—	(468,257)	(468,257)
	Sale of mineral properties	—	—	—	(550,000)	(550,000)
	Expensed during the year	—	(25,967)	—	—	(25,967)

	Deferred, October 31, 2001	6,847,644	100,251	1,824,128	—	8,772,023

	Deferred gain on contribution to joint venture	(6,847,644)	—	—	—	(6,847,644)

	Balance, October 31, 2001	$—	$100,251	$1,824,128	$—	$1,924,379

	(a)	Democratic Republic of Congo: During fiscal 1997, the Company was informed by certain government officials of the Democratic Republic of Congo (the “DRC”) that the Company had been awarded the Kolwezi Tailings Project (the “Project”). Subsequently, a communiqué issued by La Générale des Carrières et des Mines (“Gécamines”), the State mining company in the DRC, indicated that there were irregularities in the awarding of this Project to the Company. As the status of the Project was uncertain at October 31, 1997, the Company wrote off all costs incurred with respect to the Project at October 31, 1997.

	During fiscal 1998, the Company entered into a joint venture agreement (the “JV Agreement”) with Anglo American Corporation of South Africa Limited (“AAC”) to bid to develop the Project in the DRC. The vehicle for the joint venture is Congo Mineral Developments Limited (“CMD”) (incorporated in the British Virgin Islands), which was owned as to 50% by AAC and 50% by the Company.

	Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

5.	Mineral properties (continued):

	(a)	Democratic Republic of Congo (continued):

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method The acquisition of the remaining 50% interest has been accounted for using the purchase method with 100% of the results of CMD’s operations included in the consolidated financial statements from May 31, 2002.

Under the terms of the JV Agreement, AAC previously funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project.

The Company’s initial 50% interest in the joint venture and the use of the proportionate consolidation method resulted in a deferred gain of $8,000,000 from the contribution of assets to the joint venture by the Company as the Company had previously written-off all costs in respect of the assets contributed. The deferred gain has been applied against capitalized mineral property costs to the extent that the Company and the joint venture have incurred capitalized costs for the Project. At October 31, 2002, the Company has capitalized costs of $8,196,687 (2001 - $6,847,644) in respect of the Kolwezi Project, leaving a balance of nil (2001 - $1,152,356) recorded as a deferred gain. Any excess of the deferred gain over capitalized costs was recorded as a deferred gain to be netted against future capitalized costs when incurred and amortized to income in a systematic manner over the life of the Project once commercial production commences .

The Company’s 50% interest in the joint venture and the use of the proportionate consolidation method also resulted in joint venture cash recorded of $2,723,835 by the Company at October 31, 2001, which was restricted to funding activities as determined by CMD.

In October 1998, CMD signed a Convention with Gécamines and the Government of the Democratic Republic of Congo and a Joint Venture Agreement with Gécamines for the transfer of ownership of the Project to a new company, KMT Sarl, to be held 60% by CMD and 40% by Gécamines. The transfer was to take place following the Presidential decree ratifying the Convention and necessary regulatory approvals but the introduction of a New Mining Code in the Democratic Republic of Congo changes the mechanisms involved.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

5.	Mineral properties (continued):

	(a)	Democratic Republic of Congo (continued):

In April 2001, CMD and Gécamines initialled an agreement to amend the terms of the Project. Under the new terms, Gécamines will transfer the assets of the Project to KMT Sarl in exchange for $35,000,000, payable in installments, plus $1.50 per tonne of tailings treated in the metallurgical treatment plant. The first payment of $25,000,000 will be payable on the completion of a number of formalities, the most significant of which is approval by Presidential decree of the Convention. As these formalities have not been completed, no amounts related to this agreement have been recognized by the Company in the consolidated financial statements. The remaining $10,000,000 installment is due on commencement of commercial production. Under the original agreements for the Project, payments totaling $130,000,000 were payable from CMD to Gécamines from the period of Presidential decree to commencement of production. Under the new arrangements CMD must complete feasibility studies and obtain commitments for financing the project within a period of three years and six months from the establishment of KMT Sarl.

KMT Sarl is to pay Gécamines 0.75% of the total mineral sales less commission, handling and transportation charges and other charges from the date of commencement of commercial production to the period in which all the loans incurred to finance the project are repaid. After all loans are repaid, the royalty payment will increase to 1.50% of net sales.

During the year ended October 31, 2002, a New Mining Code was established by the Government of the DRC. Also, the Company received acknowledgment from the Government of the DRC of the Company’s and Gécamines’ exploitation rights to the Project. Given the New Mining Code and the fiscal requirement of it, the Company expects to renegotiate the financial terms of the Project with Gécamines in fiscal 2003.

	(b)	Angola:

The Company’s wholly owned subsidiary, IDAS Resources N.V. (“IDAS”), a Netherlands Antilles company, was a 50-50 joint venture partner with Endiama E.P. (“Endiama”), the Angola state mining company, with respect to a Prospecting Licence (the “Cuango International” area) and a Mining Licence (the “Luremo” area) in Angola.

In December, 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering approximately 3,000 km2 in area, which roughly corresponded to the old Luremo area. During the year ended October 31, 2000, the Company wrote down the deferred costs relating to the Angolan property to $1 due to the prolonged inability of the Company to access the Angolan mineral properties as a result of civil unrest and the fact that written confirmation of the new licence area had not been received.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

5.	Mineral properties (continued):

	(b)	Angola (continued):

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama and IDAS. These included a prospecting licence which comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence (“Camutue”) which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola and together cover approximately the same ground as the Luremo Mining Licence. The Company re-commenced deferring costs related to the Angolan property following the issuance of the new licences.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure of the two licences in Angola and the obligations of the parties. The parties have agreed to the formation of a new company (“Newco”) which will hold the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Newco for the period of time that any loans to Newco by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing arrangements with Twins to ensure IDAS’ continued voting control of Newco. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. The board of directors of Newco is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and articles of association of Newco which collectively will govern the project.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles. Repayment of approved debt of IDAS will take precedence over the net profits interest payments.

	(c)	Zambia:

The Company has a prospecting licence, which covers approximately 950 km2, in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company’s policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company has written down the property to $1 during the year ended October 31, 2002 as it has not incurred any significant expenditures on the property since early in its 2000 fiscal year. The Company continues to hold the licence.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

5.	Mineral properties (continued):

	(d)	Brazil:

		(i)	Chapada Property:

The Chapada diamond property comprised approximately 677 hectares near Chapado dos Guimaraes in the State of Mato Grosso, Brazil.

On July 21, 2000, the Company entered into an option agreement (the “Option Agreement”) with Chapada Minerals Limited (“CML”). Pursuant to the Option Agreement, CML paid fees of $25,000 for the option to purchase the Company’s land and mineral rights of the Chapada property for $1,000,000. Also pursuant to the Option Agreement, the option period was for twelve months from the date of the issuance of a trial mining permit by the Brazilian Department of Mines (“DNPM”). The DNPM refused to issue a trial mining permit for the property because the property was already in an advanced stage of permitting. The Option Agreement subsequently expired during the year ended October 31, 2001.

On May 28, 2001, the Company signed a sale and purchase agreement for the sale of the Chapada mineral properties and plant, equipment and motor vehicles to Chapada Brasil Mineracao Limitada (“CBM”). The total consideration for the mineral properties was $550,000 to be received over six months from the date of the agreement. As the carrying value exceeded the fair value of this consideration, the Company wrote down the Chapada mineral properties by $468,257 during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during the year ended October 31, 2001 and $275,000 during the year ended October 31, 2002.

		(ii)	Santo Inacio properties:

The Santo Inacio diamond properties are approximately 1,380 hectares near Coromandel in the State of Minas Gerais, Brazil.

During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

On July 18, 2001, the Company signed a sale and purchase agreement for the sale of the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following receipt of final regulatory approval from the Toronto Stock Exchange for the sale of the property.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

6.	Mineral property evaluation costs:

	Amounts deferred in respect of mineral property evaluation costs consist of the following:

	Democratic Republic of Congo - Kipushi evaluation costs:

		Amount

	Balance, October 31, 2000	$3,977,825

	Capital equipment	8,940
	Consulting	1,149
	Exploration office and accounting	32,306
	Legal	108,370
	Option payment received	(50,000)
	Salaries	62,776
	Site management	11,456
	Travel	6,685

		181,682

	Balance, October 31, 2001	4,159,507

	Consulting	1,155
	Exploration office and accounting	17,540
	Legal	38,831
	Salaries	47,419
	Travel	5,026

		109,971

	Balance, October 31, 2002	$4,269,478

	Democratic Republic of Congo:

	During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the “Gécamines Agreement”) with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines. This starting date has not yet commenced.

	As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo .

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

6.	Mineral property evaluation costs (continued):

Democratic Republic of Congo (continued):

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited (“Zincor”). Pursuant to the Option Agreement, Zincor had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option to participate in the Kipushi Project. On execution of the option, Zincor deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Zincor and Gécamines.

On January 30, 2002, the Company signed a joint venture agreement with Zincor whereby Zincor can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Zincor is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. Zincor will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $200,000 by Zincor, over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

7.	Convertible loans:

In July 1998, the Company entered into an agreement (the “Rusmin Assignment”) with Russian Minerals, Inc. (“Rusmin”) for the assignment to the Company of all Rusmin's rights under its agreement (the “Terra Agreement”) with Northern Mining and Geological Company TERRA (“Terra”) to obtain a 40% interest in Terra, which held two diamond licences in the Arkhangelsk Province of Russia.

During the year ended October 31, 1999, the Company entered into a loan agreement with Terra in respect of advances to Terra aggregating $800,000 (the “Loan”). The Loan was convertible at the option of the Company into share capital of Terra at a rate of $150,000 per 1% of the issued share capital. The Loan was repayable on April 30, 2001 if the Company did not convert the Loan into share capital of Terra. During the year ended October 31, 1999, the Company wrote off all costs incurred on the project in excess of the Loan amount of $800,000.

In May 2001, the Company reached a settlement agreement with Terra for final settlement of the convertible loans. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the convertible loan by $480,000 to $320,000 during the year ended October 31, 2001.

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AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

8.	Investment in joint venture:

	Amounts included in these financial statements related to the Company’s interest in the Congo Mineral Developments Limited joint venture are as follows:

		2002	2001

	Cash and cash equivalents	$—	$2,723,835
	Loan receivable	—	1,000,000
	Mineral properties	—	3,883,403
	Current liabilities	—	468,432
	Loan payable	—	1,000,000
	Cash flows from investing activities	(517,851)	(1,991,116)

9.	Share capital:

	(a)	Authorized:

	Unlimited common shares without par value.

	(b)	Issued:

		Number of shares	Amount

	Balance, October 31, 2000 and 2001	32,197,351	$39,243,378
	Shares released from escrow and returned to treasury (note 13(b))	(64,535)	—

	Balance, October 31, 2002	32,132,816	$39,243,378

	(c)	Share purchase warrants:

	As at October 31, 2002 and 2001, the Company had 3,550,000 warrants outstanding, which were issued during the year ended October 31, 1999. Each warrant may be exercised by the holder at any time to and including October 4, 2004 into one common share of the Company by payment of CDN$3.50 per share. In addition, each warrant must be exercised by the holder into one common share of the Company by payment of CDN$3.50 per share no later than 30 days after the satisfaction of certain conditions. The principal conditions include the issuance of Presidential decrees by the President of the Democratic Republic of Congo ratifying various agreements governing the development of the Kolwezi Tailings Project and provided that within 90 trading days following the satisfaction of all other conditions the weighted average share price of all trades of the Company’s shares on the Toronto Stock Exchange for any period of 30 consecutive trading days is CDN$3.20 per share or more. In the event that the Company issues further equity securities prior to the exercise of the warrants, the subscriber will be provided with the opportunity to subscribe for such number of shares as will result in the subscriber immediately following the further issue holding such percentage of the issued shares as is equal to the percentage of issued shares held by the subscriber immediately prior to such further issue.

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

9.	Share capital (continued):

	(d)	Director and employee options:

		On January 12, 1998 the Company adopted a stock option plan (the “Plan”), which was subsequently amended on April 29, 1999. Under the Plan the Board has sole discretion to award up to 5,600,000 options to directors and employees.

		The Plan states that:

		•	the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company’s issued and outstanding share capital;

		•	the issuance to any one insider and such insider’s associates, within a one year period, of a number of shares cannot exceed 5% of the Company’s issued and outstanding share capital;

		•	the option exercise price shall not be less than the market value of the Company’s shares at the date of grant; and

		•	the maximum term of options granted is 10 years.

		The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

		Details of options are as follows:

			Number of options	Weighted average price (CDN$)

		Balance, October 31, 2000	3,528,500	$2.28
		Granted	1,260,000	0.60
		Cancelled / expired	(2,495,000)	(2.64)

		Balance, October 31, 2001	2,293,500	0.97
		Cancelled / expired	(23,500)	(0.60)

		Balance, October 31, 2002	2,270,000	$0.98

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

9.	Share capital (continued):

	(d)			Director and employee options (continued):

	The following table summarizes information about the stock options outstanding at October 31, 2002:

	Exercise price (CDN$)	Number	Weighted average remaining life	Weighted average exercise price (CDN$)

	$0.60	1,220,000	3.25 years	$0.60
	$1.10 — $1.35	900,000	1.35 years	1.13
	$2.15 — $3.65	150,000	0.88 years	3.15

		2,270,000	2.34 years	$0.98

	As at October 31, 2002, 2,133,750 options were vested with a weighted average exercise price of CDN$1.02. Options vest at various dates over their period of grant.

	During the year ended October 31, 2001, 1,763,000 options were re-priced and re-issued as 910,000 options with an exercise price of CDN$0.60, expiring on January 29, 2006.

	Subsequent to October 31, 2002, the Company resolved to grant 25,000 options exercisable at CDN$0.60 per share and 36,000 options exercisable at CDN$0.75 per share.

10.	Income taxes:

	The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2002 are estimated as follows:

	Future income tax assets:
	Non-capital loss carry forwards			$4,013,000
	Deferred mineral property expenditures			2,387,000
	Property, plant and equipment			101,000

	Total gross future income tax asset, before valuation allowance			6,501,000
	Valuation allowance			(6,501,000)

	Net future income tax assets			$—

	The Company has non-capital losses carried forward in Canada of approximately $11.3 million, which are available to reduce future years’ income for income tax purposes. These non-capital loss carry forwards expire as follows:

	2003			$1,079,000
	2004			1,371,000
	2005			1,440,000
	2006			2,655,000
	2007			1,783,000
	2008			1,367,000
	2009			1,579,000

				$11,274,000

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

10.	Income taxes (continued):

	In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projecting future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

	Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 35.60% (2001 - 38.27%) to pre-tax income from continuing operations as a result of the following:

		2002	2001

	Net loss for the year	$3,533,074	$2,791,060

	Computed expected tax recovery	$1,257,774	$1,068,139
	Increase in valuation allowance	(1,257,774)	(1,068,139)

	Income tax expense (recovery)	$—	$—

11.	Related party transactions:

	During the year ended October 31, 2002, the Company has paid or accrued an aggregate of $99,958 (2001 - $97,843; 2000 - $109,509) for legal services to a law firm in which a director of the Company was a partner during the year.

	During the year ended October 31, 2000, the Company granted a 5% net profits interest in the Santo Inacio mineral property to a significant shareholder for $15,000. During the year ended October 31, 2001, the Company agreed to sell the Santo Inacio property to a significant shareholder. The sale of the Santo Inacio property completed during the year ended October 31, 2002, as described in note 5(d)(ii).

12.	Segmented information:

	The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

		2002	2001

	Democratic Republic of Congo	$4,487,472	$4,199,277
	Angola	402,738	100,251
	Zambia	1	1,824,128
	United Kingdom	24,256	47,814

		$4,914,467	$6,171,470

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

13.	Commitments and contingencies:

In addition to commitments and contingencies disclosed elsewhere in these financial statements, the Company is subject to the following items:

	(a)	Commitment:

The Company is committed to payments under operating leases for office premises through to March 2003 for the total amount of approximately $23,347.

	(b)	Contingency:

The Company agreed when it acquired IDAS (note 5(b)) to assume certain liabilities claimed by the former IDAS shareholders totaling $1,346,000, subject to their verification by audit, agreement or arbitration. One half of such debts, or $673,000, was to be satisfied through the issue of the Company's shares, while the remaining amount would remain a debt of IDAS. At the time the IDAS Acquisition Agreement was entered into, the Company issued 113,726 common shares of the Company, with a value of $400,000, to the former IDAS shareholders, as an advance payment on such debt. To satisfy the remaining $273,000, 77,613 of the Company's shares were issued and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for $673,000 of this debt, the Company has disputed a significant portion of the $1,346,000 that was claimed as owing to the former IDAS shareholders.

During the year ended October 31, 2001, the Company reached a settlement agreement with parties who had originally claimed $854,000 of the total liabilities and for whom $200,000 had been previously settled by the issuance of 57,459 shares and 64,535 shares had been issued and put in escrow, to settle $227,000 of such debt. These parties agreed to drop their remaining claims in return for a $50,000 cash payment from the Company. The 64,535 shares were released from escrow, returned to the Company and cancelled during the year ended October 31, 2002 (note 9(b)).

As a result of the above, the Company has 13,078 shares held in escrow as at October 31, 2002 (2001 - 77,613) and has not accrued in these financial statements for the one half of such debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2001 - $673,000) as the Company has not been able to verify the debts.

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

13.	Commitments and contingencies (continued):

	(c)	United Nations:

In October 2002, the United Nations Security Council was presented with a report prepared by a Panel of Experts established by the Security Council entitled “Final Report of the Panel of Experts on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo” (the “Report”). The Company is named in a part of the Report which identifies investors in the DRC whom the Panel considers to have acted in violation of the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises (the “Guidelines”). The Report does not indicate, in any way, how the Company is not compliant with the Guidelines. The Company considers that it operates to the highest ethical standards in the countries where it does business and fully complies with the applicable laws and regulations. The Company has twice written to the Secretary General and has also written to all members of the Security Council outlining its position and seeking clarification of the reference to it in the Report. In addition, the Company is actively seeking the details of the process and due diligence undertaken by the Panel. The Company will pursue its investigation further to the fullest extent once these details are received.

14.	Reconciliation to United States generally accepted accounting principles (“US GAAP"):

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission (“SEC”) follows:

	(a)	Income taxes:

As mentioned in note 2(h), during the year ended October 31, 2001, the Company adopted the asset and liability method of accounting for income taxes as prescribed by the CICA. This standard was adopted retroactively with restatement. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP.

	(b)	Stock-based compensation:

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees, directors or non-employees. The Financial Accounting Standards Board in the US has issued Statement of Financial Accounting Standards No.123, “Accounting for Stock Based Compensation”, which became effective for fiscal years beginning after December 15, 1995. The Statement encourages entities to adopt a fair value methodology of accounting for stock-based compensation. As permitted by the Statement, the Company has elected to continue measuring compensation costs for employee stock-based compensation using the intrinsic value based method of accounting for US GAAP purposes.

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

14.	Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

	(b)	Stock-based compensation (continued):

Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant to employees and directors over the exercise price the optionee must pay to acquire the underlying stock. The excess is recognized by a charge to operations over the service period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its financial position or results of operations for US GAAP purposes. Options to purchase 600,000 common shares of the Company granted during the year ended October 31, 1999, but approved by shareholders during the year ended October 31, 2000, have been accounted for by this method during the year ended October 31, 2000. At the date of shareholder approval, the exercise price of the options exceeded the market price of the Company’s common shares and, accordingly, no compensation has been recorded.

Stock options granted to non-employees for services rendered to the Company are accounted for based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. The stock-based compensation expense in respect of stock options to non-employees, under US GAAP, based upon the fair value of the options using an option pricing model, would be nil for the year ended October 31, 2002 (2001 - $11,442; 2000 - nil) and would be a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2002. The significant assumptions used to estimate the market value of the options in the year ended October 31, 2001 included a risk free rate of return of 4.5%, a weighted average expected life of 4 years, expected volatility of 162% and expected dividends of nil.

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

14.	Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

	(b)	Stock-based compensation (continued):

Under the Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, (“FIN No. 44”), the stock options that have beenrepriced as described in note 9(e) are classified as variable options with the effect that acompensation expense is recorded in each period on these options to the extent that the market price of the Company’s shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these repriced options, the compensation expense for the years ended October 31, 2002 and 2001 on these repriced options is nil for US GAAP purposes.

In addition, pursuant to EITF 00-23 Issue 31, certain options granted after January 18, 2001 are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these options, the compensation expense for the years ended October 31, 2002 and 2001 for these options is nil for US GAAP purposes.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and therefore, $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

	(c)	Proportionate consolidation:

US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company’s investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see notes 2(a) and 5(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has proscribed the disclosure of certain information with respect to the joint venture. This information is set out in note 8.

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

14.	Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

	(d)	Impairment of long-lived assets and long-lived assets to be disposed of:

		US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

		For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

	(e)	Shareholder contributions:

		During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares. For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued. For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued. The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder. As the resulting effect is a transaction within shareholders’ equity, this difference is not presented separately in the attached tables.

	(f)	Reconciliation:

		The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

		(i)	Assets:

				2002	2001

			Assets, under Canadian GAAP	$7,179,570	$13,205,011
			Adjustment for mineral property exploration and development (d)	(4,868,903)	(6,083,885)

			Assets, under US GAAP	$2,310,667	$7,121,126

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

14.	Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

	(f)	Reconciliation (continued):
		(ii)	Share capital:

					2002	2001

			Share capital, under Canadian GAAP		$39,243,378	$39,243,378
			Adjustment for stock-based compensation for non-employees (b)		205,553	205,553
			Adjustment for escrow shares (b)		1,593,989	1,593,989

			Share capital, under US GAAP		$41,042,920	$41,042,920

		(iii)	Deficit:

					2002	2001

			Deficit, under Canadian GAAP		$(32,381,088)	$(28,848,014)
			Adjustment for stock-based compensation for non-employees (b)		(205,553)	(205,553)
			Adjustment for escrow shares (b)		(1,593,989)	(1,593,989)
			Adjustment for mineral properties and mineral property evaluation costs (d)		(4,868,903)	(6,083,885)

					$(39,049,533)	$(36,731,441)

		(iv)	Loss and loss per share for the year:

				Years ended October 31,

				2002	2001	2000

			Loss for the year, under Canadian GAAP	$(3,533,074)	$(2,791,060)	$(7,898,565)
			Adjustment for stock-based compensation for non-employees (b)	—	(11,442)	—
			Adjustment for mineral properties and mineral property evaluation costs (d)	1,214,982	(138,165)	2,248,284

			Loss for the year, under US GAAP	$(2,318,092)	$(2,940,667)	$(5,650,281)

			Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.09)	$(0.18)

		(v)	Cash used in operating activities:

				Years ended October 31,

				2002	2001	2000

			Cash used in operating activities, under Canadian GAAP	$(1,900,274)	$(2,582,778)	$(1,613,166)
			Mineral properties and mineral property evaluation costs (d)	(1,470,830)	(2,069,173)	(1,484,954)

			Cash used in operating activities, under US GAAP	$(3,371,104)	$(4,651,951)	$(3,098,120)

AMERICAN MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Year ended October 31, 2002, 2001 and 2000

14.	Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

	(f)	Reconciliation (continued):

		(vi)	Cash used in investing activities:

				Years ended October 31,

				2002	2001	2000

			Cash used in investing activities, under Canadian GAAP	$(1,465,384)	$(1,755,199)	$(1,448,022)
			Mineral properties and mineral property evaluation costs (d)	1,470,830	2,069,173	1,484,954

			Cash provided by investing activities, under US GAAP	$5,446	$313,974	$36,932